FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period are as follows:

Assets	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Current assets	3,544,325	3,931,381
Non-current assets	12,483,994	11,928,649

Total assets	16,028,319	15,860,030

Liabilities	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Current liabilities	1,097,593	1,261,522
Non-current liabilities	7,515,091	7,229,093
Non–parent participation	30,913	35,011
Net equity attributable to parent company	7,384,722	7,334,404

Total net equity and liabilities	16,028,319	15,860,030

As of December 31, 2020, total assets increased MU.S.$168 compared to December 31, 2019, equivalent to a 1.06% variation. This variation was driven mainly by an increase in property, plant and equipment, which was partially offset by decreases in cash equivalents (mutual funds), inventories and biological assets.

In turn, total liabilities increased by MU.S.$122 principally due to an increase in bank financial liabilities and deferred tax liabilities, which was partially offset by a decrease in lease liabilities.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	12- 31-2020	12- 31- 2019
Current Liquidity (current assets / current liabilities)	3.23	3.12
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	2.10	2.06

Debt indicators	12- 31-2020	12- 31- 2019
Debt to equity ratio (total liabilities / equity)	1.16	1.15
Short-term debt to total debt (current liabilities / total liabilities)	0.13	0.15
Long-term debt to total debt (non-current liabilities / total liabilities)	0.87	0.85

	12- 31-2020	12- 31- 2019
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	1.25	1.23

Activity ratio	12-31- 2020	12-31- 2019
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.68	2.92
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.46	3.75
Inventory permanence-days ((inventories + biological assets) /cost of sales)	134.30	123.17
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	104.08	95.93

As of December 31, 2020, the short-term debt to total debt ratio represented 13% of total liabilities (15% as of December 31, 2019).

Our financial expenses coverage ratio increased from 1.23 to 1.25, mainly due to an increase in profits before taxes for the period ended December 31, 2020, compared to profit before taxes in the same period of 2019.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

b)	Statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$67 compared to a profit of approximately MU.S.$62 in the same period of 2019. The positive variation of MU.S.$5 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit	(131)
Distribution and Administrative Expenses	95
Other income and expenses	72
Others	(31)

Net change in profit before income tax	5

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Pulp	1,992,800	2,372,470
Timber	2,623,480	2,820,611
Forestry	116,478	135,691
Other	111	442

Total revenues	4,732,869	5,329,214

Sales costs	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Wood	844,548	879,583
Forestry work and other services	467,595	547,749
Depreciation and amortization	470,535	473,876
Other costs	1,662,606	2,009,170

Total sales costs	3,445,284	3,910,378

Profitability index	12-31-2020	12- 31- 2019
Profitability on equity	0.34	0.84
Profitability on assets	0.16	0.41
Return on operating assets	1.77	1.90

Profitability ratios	12-31-2020	12-31-2019
Income per share (U.S.$) (1)	0.2262	0.5460
Profit after tax (ThU.S.$) (2)	25,305	61,970
Gross margin (ThU.S.$)	1,287,585	1,418,836
Finance costs (ThU.S.$)	(268,179)	(273,639)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

EBITDA	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Profit (loss)	25,305	61,970
Finance costs	268,179	273,639
Finance income	(29,449)	(32,582)
Income tax expense	41,848	535
EBIT	305,883	303,562
Depreciation and amortization	516,012	519,380
EBITDA	821,895	822,942
Cost at fair value of the harvest	302,490	323,271
Gain from changes in fair value of biological assets	(182,950)	(154,705)
Exchange difference	39,111	32,507
Others*	91,288	123,353
Adjusted EBITDA	1,071,834	1,147,368

*	Considers impairment provision for industrial property, plant and equipment and forest incidents.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Pulp Division

The fourth quarter of 2020 was the best of the year in terms of price and sales volume. During this quarter there was a recovery in the P&W industry despite mobility restrictions implemented in some countries as a result of the COVID-19 pandemic. The tissue market remained relatively stable, with no increases in consumption of household tissue products such as those seen during the first half of the year. The decrease in supply coming from other pulp producers due to maintenance stoppages and COVID-19 also reflected positively in the market. Pulp inventories for short and long fiber decreased -between September and November- by 4 and 6 days respectively. Additionally, delays in pulp shipments and container shortages implied an increase in the logistic costs for some pulp producers.

In China, while the tissue market was relatively stable, the P&W industry saw an increase in demand during the last quarter and producers in this market have managed to increase prices. The demand for packaging paper products was strong, which has led to price increases for our long fiber pulp. Long fiber pulp prices increased during the quarter by approximately 10%. Short fiber pulp price increases compensated the decreases seen during the third quarter. The spread between long and short fiber continued to widen, ending the year slightly over US $ 150.

In Europe, mobility restrictions reappeared in some countries due to an increase in COVID-19 cases. In spite of that, the P&W and packaging industries improved as a result of lower stocks in supply chains and lower imports of paper products from other regions. Pulp prices remained stable during the quarter.

Regarding dissolving pulp, sales and tests with clients began during the third quarter. During this quarter, we have been qualifying it at an industrial level, sales normalized, and we managed to reach market prices and implement price increases equivalent to the rest of the market. Prices increased by 21%.

Production in the fourth quarter of 2020 increased by 8% compared to the same period of the previous year but decreased on a quarterly basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Composite Panel

Revenues increased when compared to the third quarter, mainly as a result of a 3.8% increase in average prices, partially offset by a 1.1% decrease in sales volume.

During the fourth quarter we saw an increase in demand, continuing the trend seen during the previous quarter. This is mainly due to a decrease in mobility restrictive measures related to the pandemic. Additionally, there have been consumption-encouraging measures by the governments of some of the countries where we conduct our business activities.

Sawn timber

During the fourth quarter sales volume increased by 11.9%. Average prices also increased by 4.5%.

The demand for sawn timber and remanufactured wood products increased during the quarter. For the latter and in the US market, the results have been positive, especially due to a strong retail channel and to the recovery of construction, repair and remodeling sectors. On the supply side, some of our competitors in the US were suffering from tariff issues. This supply deficit allowed us to continue observing market improvements.

Plywood

Sales volume increased by 7.3% during the fourth quarter. This is mainly explained by an increase in demand in markets such as the US, Europe and Oceania, and logistic complications of our competitors due to the pandemic. Average prices increased by 9.0% on a quarterly basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Positive (negative) Cash flow
Net cash flows from operating activities	1,142,144	675,250
Cash flows from (used in) financing activities:
Innuance of shares	250,000	—
Loan and bond obtention and payments	(108,397)	1,418,779
Payment of lease liabilities	(75,233)	(80,323)
Dividends paid	(955)	(182,109)
Others	(9,211)	(11,327)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(1,484,549)	(990,019)
Purchase and sale of biological assets	(170,882)	(251,734)
Purchase and sale of intangible assets	(12,374)	(22,041)
Additions (disposals), investments in joint ventures and associates	(18,490)	(67,441)
Dividends received	4,042	13,007
Others	3,398	487

Positive (negative) net cash flow	(480,507)	502,529

Our cash flow from operating activities increased to MU.S.$1,142 for the current period (compared to MU.S.$675 for the same period in 2019), resulting mainly from lower payments to suppliers and lower taxes payments, which was partially offset by lower revenues from customer collections in the current period.

The cash flow from financing activities shows a positive balance of MU.S.$56 for the current period (compared to the positive balance of MU.S.$1,145 for the same period in 2019). The decrease is attributable to negative borrowings under bank loans which was offset by a capital contribution of MU.S.$ 250.

Regarding the cash flow from investment activities, the balances increased to MU.S.$1,679 (compared to MU.S.$1,318 for the same period of 2019), mainly due to higher disbursements made to the purchase of property, plant and equipment in the current period and the sale of the company Puertos y Logística S.A. in 2019, partially offset by the purchase of plants to Masisa in Mexico in said year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2020, a ratio of fixed rate debt to total consolidated debt of approximately 90.9%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the Consolidated Financial Statements as of December 31, 2020, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2020	12-31-2019
	Note	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	1,064,714	1,560,012
Other current financial assets	23	1,763	3,370
Other current non-financial assets	25	168,597	174,110
Trade and other current receivables	23	737,381	642,315
Accounts receivable from related companies	13	6,274	17,526
Current inventories	4	938,279	1,053,867
Current biological assets	20	302,710	275,792
Current tax assets	6	320,730	199,953
Total Current Assets other than assets or disposal groups classified as held for sale		3,540,448	3,926,945
Non-Current Assets or disposal groups classified as held for sale	22	3,877	4,436
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,877	4,436
Total Current Assets		3,544,325	3,931,381
Non-Current Assets
Other non-current financial assets	23	28,982	9,395
Other non-current non-financial assets	25	113,214	112,414
Trade and other non-current receivables	23	16,606	9,456
Investments accounted for using equity method	15-16	316,939	293,118
Intangible assets other than goodwill	19	102,090	106,252
Goodwill	17	59,567	65,751
Property, plant and equipment	7	8,325,304	7,648,183
Right of use assets	8	219,134	284,379
Non-current biological assets	20	3,296,117	3,393,634
Deferred tax assets	6	6,041	6,067
Total Non-Current Assets		12,483,994	11,928,649
Total Assets		16,028,319	15,860,030

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2020	12-31-2019
	Note	ThU.S.$	ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	307,136	460,846
Current lease liabilities	8-23	63,640	69,208
Trade and other current payables	23	626,504	673,057
Accounts payable to related companies	13	3,739	8,880
Other current provisions	18	386	1,259
Current tax liabilities	6	44,672	2,242
Current provisions for employee benefits	10	6,786	5,965
Other current non-financial liabilities	25	44,730	40,065

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,097,593	1,261,522
Total Current Liabilities		1,097,593	1,261,522
Non-Current Liabilities
Other non-current financial liabilities	23	5,714,728	5,452,194
Non-current lease liabilities	8-23	148,115	201,817
Non-current payables	23	—	2,230
Other non-current provisions	18	30,450	31,765
Deferred tax liabilities	6	1,463,886	1,360,187
Non-current provisions for employee benefits	10	74,609	69,464
Other non-current non-financial liabilities	25	83,303	111,436
Total Non-Current Liabilities		7,515,091	7,229,093
Total Liabilities		8,612,684	8,490,615
Equity
Issued capital	3	603,618	353,618
Retained earnings		7,889,901	7,873,650
Other reserves		(1,108,797)	(892,864)
Equity attributable to parent company		7,384,722	7,334,404
Non-controlling interests		30,913	35,011
Total Equity		7,415,635	7,369,415
Total Equity and Liabilities		16,028,319	15,860,030

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-December
		2020	2019
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	4,732,869	5,329,214
Cost of sales	3	(3,445,284)	(3,910,378)
Gross profit		1,287,585	1,418,836
Other income	3	283,816	232,393
Distribution costs	3	(535,704)	(586,873)
Administrative expenses	3	(510,137)	(554,038)
Other expense	3	(182,883)	(203,698)
Other gains (losses)		—	21,674
Profit from operating activities		342,677	328,294
Finance income	3	29,449	32,582
Finance costs	3	(268,179)	(273,639)
Share of profit of associates and joint ventures accounted for using equity method	3-15	2,317	7,775
Gains (losses) on exchange differences on translation		(39,111)	(32,507)
Profit before income tax		67,153	62,505
Income Tax	6	(41,848)	(535)
Net Profit		25,305	61,970

Net profit attributable to
Net profit attributable to parent company		25,843	61,784
Net profit attributable to non-controlling interests		(538)	186
Net Profit		25,305	61,970

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		0.2262	0.5460

Basic and diluted earnings per share		0.2262	0.5460

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-December
		2020	2019
	Note	ThU.S.$	ThU.S.$
Net profit		25,305	61,970
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(283)	(2,655)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(283)	(2,655)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(183,419)	(30,971)
Other Comprehensive Income, before tax, Exchange differences on translation		(183,419)	(30,971)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	8,222	23,156
Reclassification adjustments on cash flow Hedges, before tax	23	(67,785)	(29,227)
Other Comprehensive Income, before tax, Cash flow hedges		(59,563)	(6,071)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(716)	13,847
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(716)	13,847
Other Comprehensive Income that will be reclassified to profit or loss before tax		(243,698)	(23,195)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		68	717
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax		68	717
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss, before tax
Income tax relating to cash flow hedges of other comprehensive income	6	13,546	1,686
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		355	(6,582)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		13,901	(4,896)
Other comprehensive income (loss)		(230,012)	(30,029)
Comprehensive income (loss)		(204,707)	31,941

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		(199,682)	32,732
Comprehensive income (loss), attributable to non-controlling interests		(5,025)	(791)
Total comprehensive income (loss)		(204,707)	31,941

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2020	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2020	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	25,843	25,843	(538)	25,305
Other comprehensive income, net of tax	—	(178,933)	(46,017)	(214)	(361)	(225,525)	—	(225,525)	(4,487)	(230,012)
Comprehensive income	—	(178,933)	(46,017)	(214)	(361)	(225,525)	25,843	(199,682)	(5,025)	(204,707)
Issue of equity	250,000	—	—	—	—	—	—	250,000	1,236	251,236
Dividends	—	—	—	—	—	—	—	—	(309)	(309)
Increase (decrease) from transfers and other changes	—	—	—	—	9,592	9,592	(9,592)	—	—	—
Changes in equity	250,000	(178,933)	(46,017)	(214)	9,231	(215,933)	16,251	50,318	(4,098)	46,220
Closing balance at 12-31-2020	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635

12-31-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	(107)	(107)	—	(107)
Restated opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	61,784	61,784	186	61,970
Other comprehensive income, net of tax	—	(29,992)	(4,385)	(1,940)	7,265	(29,052)	—	(29,052)	(977)	(30,029)
Comprehensive income	—	(29,992)	(4,385)	(1,940)	7,265	(29,052)	61,784	32,732	(791)	31,941
Dividends	—	—	—	—	—	—	—	—	(1,390)	(1,390)
Increase (decrease) from transfers and other changes	—	—	—	—	12,072	12,072	(12,072)	—	—	—
Changes in equity	—	(29,992)	(4,385)	(1,940)	19,337	(16,980)	49,712	32,732	(2,181)	30,551
Closing balance at 12-31-2019	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020 ThU.S.$	2019 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	4,898,950	5,944,258
Other cash receipts from operating activities	744,056	465,703
Classes of cash payments
Payments to suppliers for goods and services	(3,417,176)	(4,386,457)
Payments to and on behalf of employees	(579,204)	(600,386)
Other cash payments from operating activities	(276,867)	(177,123)
Interest paid	(265,644)	(264,311)
Interest received	18,033	29,655
Income taxes paid	18,650	(329,864)
Other inflows (outflows) of cash, net	1,346	(6,225)
Net Cash flow from Operating Activities	1,142,144	675,250

Cash flows from (used in) Investing Activities
Cash flow used in obtaining control of subsidiaries and other businesses	(4,054)	(171,206)
Cash flows used in obtaining non-controlling interest	(3)	(55)
Other cash receipts from sales of equity or debt instruments of other entities	943	104,400
Other cash payments to acquire interests in joint ventures	(15,376)	(580)
Proceeds from sale of property, plant and equipment	16,717	10,354
Purchase of property, plant and equipment	(1,501,266)	(1,000,373)
Purchase of intangible assets	(12,374)	(22,041)
Proceeds from sales of other long-term assets	36,516	6,059
Purchase of other non-current assets	(207,398)	(257,793)
Dividends received	4,042	13,007
Other inflows (outflows) of cash, net	3,398	487
Cash flows used Investing Activities	(1,678,855)	(1,317,741)

Cash flows from (used in) Financing Activities
Proceeds from the issue of shares	250,000	—
Total borrowings obtained	412,077	2,142,439
Debt obtained in long-term	239,827	2,125,332
Debt obtained in short-term	172,250	17,107
Related companies borrowings	—	(704)
Repayments of borrowings	(520,474)	(723,660)
Payments of lease liabilities	(75,233)	(80,323)
Dividends paid	(955)	(182,109)
Other outflows of cash, net	(9,211)	(10,623)
Cash flows from (used in) Financing Activities	56,204	1,145,020

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(480,507)	502,529
Effect of exchange rate changes on cash and cash equivalents	(14,791)	(18,459)

Net increase (decrease) of Cash and Cash Equivalents	(495,298)	484,070
Cash and cash equivalents, at the beginning of the period	1,560,012	1,075,942
Cash and cash equivalents, at the end of the period	1,064,714	1,560,012

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

As of December 31, 2020, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5,625,652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5,765,170-9.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Consolidated Financial Statements

The Consolidated Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2020 and 2019.

•	Consolidated Statements of Profit or Loss for the periods ended December 31, 2020 and 2019.

•	Consolidated Statements of Comprehensive Income for the periods ended December 31, 2020 and 2019.

•	Consolidated Statements of Changes in Equity for the periods ended December 31, 2020 and 2019.

•	Consolidated Statements of Cash Flows for the periods ended December 31, 2020 and 2019.

•	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

Periods ended December 31, 2020 and 2019.

Date of Approval of the Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 645 on March 5, 2021.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean Pesos

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a) Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Mexican Pesos, Canadian Dollars, Chilean Pesos and Argentine Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments—The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting—The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges—Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges—The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Consolidated Statement of Financial Position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the Consolidated Statement of Financial Position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12—Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

On October 28, 2019, Arauco approved to amend the Company’s by-laws in order to establish that the Ordinary Shareholders’ Meeting will be determining, on an annually basis, the dividends to be distributed, without being subject to the 30% distributable minimum indicated by Chilean Corporations Law.

For the purposes of the annual distribution of the net profits on each period, it will be responsibility of the Ordinary Shareholders’ Meeting to determine the portion of such profits that will be distributed as dividend to the shareholders. Such determination will be made by the Shareholders’ meeting without being subject to the 30% minimum established in article 79 of Law No. 18,046 (regarding Corporations), who may agree on the distribution of a smaller percentage. In any case, the Board of Directors may, under

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

the personal responsibility of the directors participating in the respective agreement, distribute dividends out of the profits of the corresponding year, provided there are no accumulated losses.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2020:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1 y IAS 8

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.

Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.

January 1, 2020
IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020
IFRS 9, IAS 39 and IFRS 7	Interest rate benchmark reform Provides certain reliefs in connection with interest rate benchmark reform.	January 1, 2020
IFRS 16

Lease incentives

Provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments.

January 1, 2020

The adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco Consolidated Financial Statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and investments contracts.	January 1, 2021

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28-Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 1

Presentation of Financial Statements

Provides more general approach to the classification of liabilities as Current or Non-current based on the contractual arrangements in place at the reporting date. Also, it clarifies what is meant by ‘settlement’ of liabilities.

January 1, 2022
Reference to the Conceptual Framework - Amendments to IFRS 3

IFRS 3, ‘Business combinations’ has been updated to refer to the Conceptual Framework for Financial Reporting and added a new exception for liabilities and contingent liabilities within the scope pf IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, or IFRIC 21, ‘Levies’. Also, it clarifies that the acquirer should not recognize contingent assets at the acquisition date.

January 1, 2022
IAS 16

Properties, plant and equipments

Prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss.

January 1, 2022
IAS 37

Provisions, contingent assets and contingent liabilities

Clarifies what unavoidable costs an entity considers in assessing whether a contract is onerous. The amendment clarifies the meaning of ‘costs to fulfil a contract’.

January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	IFRS 9 Financial Instruments Addresses which fees should be included in the 10% test for derecognition of financial liabilities.	January 1, 2022

IFRS 16 Leases

Modifies the Illustrative Example 13 that accompanies IFRS 16 to remove the illustration of payments from the lessor relating to leasehold improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

IAS 41 Agriculture

Removes the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41, ‘Agriculture’. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of January 1, 2019, the CMF adopted the IFRS 16, modifying the way in which lease activities should be presented in the Statement of Financial Position. Until December 31, 2019 lease activities were presented in Properties, plants and equipments (net) and in Other financial liabilities (current and non-current), however IFRS 16 requires the lesee to present in Right of use assets and Lease Liabilities (current and non-current). The aforementioned did not have additional financial impact except for the new presentation of the balances in the Statements of Financial Position. The Consolidated Fianancial Statements as of December 31, 2020 do not reflect any other changes with respect to accounting policies compared with the Financial Statements as of December 31, 2019.

Changes to accounting estimates

As of December 31, 2020, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2019 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of December 31, 2020, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	%
Empresas Copec S.A.	99.97805%
Chilur S.A.	0.02111%
Administradora Sintra Ltda.	0.00076%
Antarchile S.A.	0.00008%
100.00000%

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$603,618.

100% of Capital corresponds to ordinary shares.

	12-31-2020	12-31-2019
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	117,223,375	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0051493 per share	ThU.S.$0.0031249 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$603,618	ThU.S.$353,618

	12-31-2020	12-31-2019
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	117,223,375	113,159,655

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

b)	Dividends paid

As of December 31, 2020, no dividends were paid.

As of December 31, 2020 and 2019 according to the current dividends policy, it is not required to recognize a minimum dividend provision.

The following are the dividends paid and the corresponding per share amounts during the periods 2019:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2019
Amount of Dividend	ThU.S.$ 182,040
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.60870

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the Consolidated Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended December 31, 2020 and 2019 are as follows:

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	283,816	232,393
Gain from changes in fair value of biological assets (See note 20)	182,950	154,705
Net income from insurance compensation	3,007	2,098
Revenue from export promotion	951	1,185
Lease income	1,625	1,995
Gain on sales of assets	28,299	15,685
Access easement	14,020	296
Recovery of tax credits	23,372	—
Compensations received	964	1,210
Gain on sales of associates	—	40,842
Government subsidies	4,221	—
Other operating results	24,407	14,377

Classes of Other Expenses by activity
Total of Other Expenses by activity	(182,883)	(203,698)
Legal expenses	(5,899)	(5,465)
Impairment provision for property, plant and equipment and others	(66,821)	(115,812)
Operating expenses related to staff restructuring or from plants stoppage or closed	(26,148)	(20,301)
Expenses related to projects	(15,791)	(13,407)
Loss of asset sales	(9,733)	(11,783)
Loss and repair of assets	(4,342)	(1,287)
Loss of forest due to fires	(21,530)	(7,541)
Other Taxes	(16,613)	(15,835)
Research and development expenses	(3,012)	(3,851)
Fines, readjustments and interests	(864)	(1,513)
Loss of tax credits	(1,069)	—
Other expenses	(11,061)	(6,903)

Classes of financing income
Financing income, total	29,449	32,582
Financial income from mutual funds—term deposits	16,099	21,841
Financial income resulting from swap—forward instruments	825	490
Other financial income	12,525	10,251

Classes of financing costs
Financing costs, Total	(268,179)	(273,639)
Interest expense, Banks loans	(28,869)	(34,576)
Interest expense, Bonds	(171,834)	(178,801)
Interest expense, other financial instruments	(30,083)	(28,326)
Interest expence for right-of-use	(9,404)	(11,436)
Other financial costs	(27,989)	(20,500)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	2,317	7,775
Investments in associates	4,821	7,416
Joint ventures	(2,504)	359

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
	2020	2019
Cost of sales (*)	ThU.S.$	ThU.S.$
Timber	844,548	879,583
Forestry labor costs and other services	467,595	547,749
Depreciation and amortization	412,750	409,442
Depreciation for right of use	57,785	64,434
Maintenance costs	225,691	294,853
Chemical costs	444,429	557,074
Sawmill Services	102,663	140,220
Other Raw Materials	212,872	236,250
Other Indirect costs	118,721	149,853
Energy and fuel	168,782	212,655
Cost of electricity	32,200	34,871
Wages and salaries	357,248	383,394
Total	3,445,284	3,910,378

(*)

Total amount is composed of the cost of inventory sales for ThU.S.$ 3,381,372 (ThU.S.$ $ 3,838,433 as of December 31, 2019) and the cost of rendering services for ThU.S.$ 63,912 (ThU.S.$ 71,945 as of December 31, 2019)

	January - December
Distribution cost	2020 ThU.S.$	2019 ThU.S.$
Selling costs	35,847	38,097
Commissions	13,846	13,573
Insurance	3,521	4,405
Provision for doubtful accounts	1,427	981
Other selling costs	17,053	19,138
Shipping and freight costs	499,857	548,776
Port services	41,731	36,145
Freights	414,153	472,542
Depreciation for right of use	1,664	1,792
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	42,309	38,297
Total	535,704	586,873

	January - December
	2020	2019
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	210,708	229,224
Marketing, advertising, promotion and publications expenses	10,037	18,127
Insurances	23,297	20,300
Depreciation and amortization	33,753	29,412
Depreciation for right of use	8,006	10,775
Computer services	32,473	34,931
Lease rentals (offices, other property and vehicles)	5,282	7,038
Donations, contributions, scholarships	14,879	9,980
Fees (legal and technical advisors)	38,701	47,889
Property taxes, city permits and rights	19,206	16,371
Cleaning services, security services and transportation	28,108	22,959
Third-party variable services (maneuvers, logistics)	36,535	40,432
Basic services (electricity, telephone)	8,788	9,537
Maintenance and repair	6,448	7,238
Seminars, courses, training materials	1,906	3,091
Other administration expenses (travels, clothing and safety equipment, environmental expenses, audits and others)	32,010	46,734
Total	510,137	554,038

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees

Auditors fees	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Audit services	2,342	2,985
Other services
Tax services	1,226	1,525
Others	269	149
TOTAL	3,837	4,659

Number of employees	N°
	17,551	18,119

NOTE 4. INVENTORIES

Components of Inventory	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Raw materials	83,267	129,004
Production supplies	129,065	128,229
Work in progress	64,449	69,760
Finished goods	460,419	532,200
Spare Parts	201,079	194,674
Total Inventories	938,279	1,053,867

Inventories recognized as cost of sales as of December 31, 2020 were ThU.S.$ 3,381,372 (ThU.S.$ 3,838,433 as of December 31, 2019).

In order to have the inventories recorded at net realizable value as of December 31, 2020, a net increase of inventories was recognized associated with a lower provision of obsolescence of ThU.S.$ 21,580 (increase of ThU.S.$ 26,877 as of December 31, 2019). As of December 31, 2020, the amount of obsolescence provision is ThU.S.$31,600 (ThU.S.$ 53,180 as of December 31, 2019).

As of December 31, 2020, there were inventory write-offs of ThU.S.$804 (ThU.S.$ 1,734 as of December 31, 2019) which are presented in the consolidated statements of profit or loss whithin Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Cash on hand	99	177
Bank checking account balances	357,354	314,804
Time deposits	507,519	611,073
Mutual funds	199,742	633,958
Total	1,064,714	1,560,012

The risk classification of the Company’s mutual funds as of December 31, 2020 and 2019 is shown below.

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
AAAfm	137,534	624,534
No classification	62,208	9,424
Total Mutual Funds	199,742	633,958

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Changes in Financial Liabilities

		12-31-2020
		Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	947,022	134,275	4,831,743	5,913,040
Cash flows	(+) Borrowing sobtained	412,077	—	—	412,077
	(-) Borrowings paid	(257,551)	(37,127)	(225,796)	(520,474)
	(-) Commissions paid	(9,113)	—	—	(9,113)
	(-) Interest paid	(29,515)	(32,189)	(194,512)	(256,216)
	(+) Accrued interest	26,174	33,613	204,678	264,465
	(+/-) Inflation adjustment	51,510	—	83,809	135,319
	(+/-) Changes in fair value	—	(58,898)	—	(58,898)
	(+/-) Other non-cash movements	133,656	(14)	8,022	141,664
	Closing balance	1,274,260	39,660	4,707,944	6,021,864

		12-31-2019
		Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	940,435	71,599	3,501,654	4,513,688
Cash flows	(+) Borrowings obtained	156,350	—	1,986,089	2,142,439
	(-) Borrowings paid	(143,998)	(1,708)	(577,954)	(723,660)
	(-) Commissions paid	(4,797)	—	(5,900)	(10,697)
	(-) Interest paid	(36,902)	(27,756)	(188,748)	(253,406)
	(+) Accrued interest	31,480	29,464	190,765	251,709
	(+/-) Inflation adjustment	(125)	—	(66,385)	(66,510)
	(+) Increase due to business combination	6,738	—	4,324	11,062
	(+/-) Changes in fair value	—	62,676	—	62,676
	(+/-) Other non-cash movements	(2,159)	—	(12,102)	(14,261)
	Closing balance	947,022	134,275	4,831,743	5,913,040

		Lease liabilities
		12-31-2020	12-31-2019
		ThU.S.$	ThU.S.$
	Opening balance January 1	271,025	68,187
	Increase (decrease) for changes in accounting policies	—	249,317
	Re-expressed opening balance	271,025	317,504
Cash flows	(-) Borrowings paid	(75,233)	(80.323)
	(-) Interest paid	(9,428)	(10.905)
	(+) Accrued interest	10,021	10,601
	(+/-) Inflation adjustment	4,494	(9,339)
	(+) Increase due to business combination	—	4,133
	(+) Increase due to new leases liabilities	16,660	52,385
	(+/-) Other non-cash movements	(5,784)	(13,031)
	Closing balance	211,755	271,025

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 29, 2017, Law No. 27,430 was published in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. Law 27,541 suspended the withdrawal for the year 2020, so the tax rate for this fiscal year is 30%.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipments included in the category of amortizable movable assets, pursuant to the income tax law, which were adjusted to inflation using the coefficients published in such law for the purposes of calculating the aforementioned tax. The effect of the special tax in the presentation US$ 3 millions, which was paid in six instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of December 31, 2019 of approximately ThU.S.$12,629. Both the loss for the special tax as well as the profits for the decrease of the deferred tax, are shown in the Income tax line in period 2019.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2020	12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,042	5,749
Deferred tax Assets relating to Accrued Liabilities	8,107	7,182
Deferred tax Assets relating to Post-Employment benefits	22,026	20,378
Deferred tax Assets relating to Property, Plant and equipment	24,397	16,609
Deferred tax Assets relating to Impairment provision	14,193	20,169
Deferred tax Assets relating to Financial Instruments	79,765	68,390
Deferred tax Assets relating to Tax Loss Carryforward	126,405	133,221
Deferred tax Assets relating to Inventories	7,964	12,460
Deferred tax Assets relating to Provisions for Income	7,905	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	2,427	4,349
Deferred tax Assets relating to Intangible revaluation	3,713	6,044
Deferred tax Assets relating to tax credits	20,898	19,460
Deferred tax Assets relating to Other Deductible Temporary Differences	20,018	16,161
Total Deferred Tax Assets	342,860	336,803

Offsetting presentation	(336,819)	(330,736)

Net Effect	6,041	6,067

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$622,621 (ThU.S.$ 512,449 at December 31, 2019), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements there are ThU.S.$152,898 (ThU.S.$ 188,474 at December 31, 2019) of non-recoverable tax losses from subsidiaries in USA and from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2020	12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,020,282	900,415
Deferred tax Liabilities relating to Financial Instruments	26,755	25,630
Deferred tax Liabilities relating to Biological Assets	644,348	642,221
Deferred tax Liabilities relating to Inventory	32,567	38,251
Deferred tax Liabilities relating to Prepaid Expenses	42,319	41,338
Deferred tax Liabilities relating to Intangible	14,826	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	19,608	25,126
Total Deferred Tax Liabilities	1,800,705	1,690,923

Offsetting presentation	(336,819)	(330,736)

Net Effect	1,463,886	1,360,187

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$13,546 as of December 31, 2020 (ThU.S.$1,686 as of December 31, 2019), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of Changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,749	(267)	—	(440)	5,042
Deferred tax Assets relating to Accrued Liabilities	7,182	937	—	(12)	8,107
Deferred tax Assets relating to Post-Employment benefits	20,378	1,598	68	(18)	22,026
Deferred tax Assets relating to Property, Plant and equipment	16,609	7,788	—	—	24,397
Deferred tax Assets relating to Impairment provision	20,169	(4,598)	—	(1,378)	14,193
Deferred tax Assets relating to Financial Instruments	68,390	(1,641)	13,685	(669)	79,765
Deferred tax Assets relating to Tax Loss Carryforward	133,221	2,605	—	(9,421)	126,405
Deferred tax Assets relating to Inventories	12,460	(4,363)	—	(133)	7,964
Deferred tax Assets relating to Provisions for Income	6,631	1,295	—	(21)	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	(1,545)	—	(377)	2,427
Deferred tax Assets relating to Intangible revaluation	6,044	(1,042)	—	(1,289)	3,713
Deferred tax Assets relating to tax credits	19,460	1,438	—	—	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	5,096	—	(1,239)	20,018
Total Deferred Tax Assets	336,803	7,301	13,753	(14,997)	342,860

	Opening Balance 01-01-2020	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	128,933	—	(9,066)	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,630	986	139	—	26,755
Deferred tax Liabilities relating to Biological Assets	642,221	20,239	—	(18,112)	644,348
Deferred tax Liabilities relating to Inventory	38,251	(5,711)	—	27	32,567
Deferred tax Liabilities relating to Prepaid Expenses	41,338	989	—	(8)	42,319
Deferred tax Liabilities relating to Intangible	17,942	(1,118)	—	(1,998)	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	(2,846)	—	(2,672)	19,608
Total Deferred Tax Liabilities	1,690,923	141,472	139	(31,829)	1,800,705

	Opening Balance 01-01-2019	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	6,105	(517)	—	244	(83)	5,749
Deferred tax Assets relating to Accrued Liabilities	10,906	(3,921)	—	197	—	7,182
Deferred tax Assets relating to Post-Employment benefits	19,072	423	717	150	16	20,378
Deferred tax Assets relating to Property, Plant and equipment	10,125	6,484	—	—	—	16,609
Deferred tax Assets relating to Impairment provision	11,963	8,385	—	—	(179)	20,169
Deferred tax Assets relating to Financial Instruments	9,761	55,087	3,609	—	(67)	68,390
Deferred tax Assets relating to Tax Loss Carryforward	88,945	44,521	—	1,505	(1,750)	133,221
Deferred tax Assets relating to Inventories	5,532	6,288	—	279	361	12,460
Deferred tax Assets relating to Provisions for Income	7,443	(657)	—	112	(267)	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	(645)	—	68	(75)	4,349
Deferred tax Assets relating to Intangible revaluation	7,651	(1,345)	—	—	(262)	6,044
Deferred tax Assets relating to tax credits	20,375	(915)	—	—	—	19,460
Deferred tax Assets relating to Other Deductible Temporary Differences	11,328	4,470	—	731	(368)	16,161
Total Deferred Tax Assets	214,207	117,658	4,326	3,286	(2,674)	336,803

	Opening Balance 01-01-2019	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	831,471	66,656	—	4,234	(1,946)	900,415
Deferred tax Liabilities relating to Financial Instruments	14,225	11,405	—	—	—	25,630
Deferred tax Liabilities relating to Biological Assets	661,582	(15,770)	—	—	(3,591)	642,221
Deferred tax Liabilities relating to Inventory	39,025	(774)	—	—	—	38,251
Deferred tax Liabilities relating to Prepaid Expenses	37,897	3,487	—	69	(115)	41,338
Deferred tax Liabilities relating to Intangible	20,240	(1,914)	—	—	(384)	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	2,905	—	182	(751)	25,126
Total Deferred Tax Liabilities	1,627,230	65,995	—	4,485	(6,787)	1,690,923

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2020		12-31-2019
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	216,455	—	203,582	—
Deferred Tax Assets—Tax loss carryforward	126,405	—	133,221	—
Deferred Tax Liabilities	—	1,800,705	—	1,690,923
Total	342,860	1,800,705	336,803	1,690,923

	January - December
	2020	2019
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$
Deferred Tax Assets	4,696	73,137
Deferred Tax Assets—Tax loss carryforward	2,605	44,521
Deferred Tax Liabilities	(141,472)	(65,995)
Total	(134,171)	51,663

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2020	2019
	ThU.S.$	ThU.S.$
Current income tax expense	(80,501)	(54,194)
Tax benefit arising from tax credits used to reduce current tax expense	175,832	3,771
Prior period current income tax adjustments	653	(2,912)
Other current benefit tax (expenses)	(3,661)	1,137
Current Tax Expense, Net	92,323	(52,198)
Deferred tax expense relating to origination and reversal of temporary differences	(136,776)	7,142
Tax benefit arising from tax credits used to reduce deferred tax expense	2,605	44,521
Total deferred Tax benefit (expense), Net	(134,171)	51,663
Income Tax benefit (expense), Total	(41,848)	(535)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2020 and 2019:

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(1,568)	(11,774)
Domestic current income tax expense	93,891	(40,424)
Total current income tax expense	92,323	(52,198)
Foreign deferred tax benefit (expense)	(21,908)	32,243
Domestic deferred tax benefit (expense)	(112,263)	19,420
Total deferred tax benefit (expense)	(134,171)	51,663
Total income tax benefit (expense)	(41,848)	(535)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2020 ThU.S.$	2019 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%
Tax Expense at statutory tax rate	(18,131)	(16,876)
Tax effect of foreign tax rates	(4,201)	1,120
Tax effect of revenues exempt from taxation	2,447	42,376
Tax effect of not deductible expenses	(35,725)	(40,552)
Tax rate effect of previously unrecognized tax loss	11,628	46
Tax effect of unrecognized tax benefit in the Income Statement previously	—	884
Tax effect of a new evaluation of deferred tax assets	826	12,865
Tax Effect of tax provided in excess in prior periods	653	(2,912)
Other tax rate effects	655	2,514
Total adjustments to tax expense at applicable tax rate	(23,717)	16,341
Tax benefit (expense) at effective tax rate	(41,848)	(535)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Assets	12-31-2020 ThU.S.$	12-31- 2019 ThU.S.$
Monthly Provisional Payments (MPP)	17,540	190,169
Income tax receivable	298,093	27,628
Fixed assets tax credits	10	57
Provision tax income	(928)	(39,490)
Other tax receivables	6,015	21,589
Total	320,730	199,953

Current tax Liabilities	12-31-2020 ThU.S.$	12-31- 2019 ThU.S.$
Provision tax income (First category)	81,368	10,626
Monthly Provisional Payments (MPP)	(43,232)	(9,309)
Other tax payables	6,536	925
Total	44,672	2,242

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, Net	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Construction work in progress	1,944,578	1,128,431
Land	930,372	971,061
Buildings	2,248,784	2,247,996
Plant and equipment	3,026,136	3,139,761
Information technology equipment	26,166	20,906
Fixtures and fittings	16,627	13,421
Motor vehicles	15,055	14,922
Other property, plant and equipment	117,586	111,685
Total Net	8,325,304	7,648,183

Property, Plant and Equipment, Gross
Construction work in progress	1,944,578	1,128,431
Land	930,372	971,061
Buildings	4,420,293	4,268,590
Plant and equipment	7,027,942	7,004,549
Information technology equipment	102,632	91,585
Fixtures and fittings	50,209	45,703
Motor vehicles	59,515	56,771
Other property, plant and equipment	135,199	131,030
Total Gross	14,670,740	13,697,720

Accumulated depreciation and impairment
Buildings	(2,171,509)	(2,020,594)
Plant and equipment	(4,001,806)	(3,864,788)
Information technology equipment	(76,466)	(70,679)
Fixtures and fittings	(33,582)	(32,282)
Motor vehicles	(44,460)	(41,849)
Other property, plant and equipment	(17,613)	(19,345)
Total	(6,345,436)	(6,049,537)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2020, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	542,230	1,200,111

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2020 and 2019:

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2020	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183
Changes
Additions	1,258,602	3,449	5,149	38,618	906	1,602	1,553	12,839	1,322,718
Disposals	—	(14,957)	(545)	(8,323)	(5)	(1)	(197)	(1,583)	(25,611)
Withdrawals	(418)	(782)	(1,540)	(3,986)	(97)	(30)	(6)	(46)	(6,905)
Depreciation	—	—	(139,971)	(286,740)	(6,572)	(3,009)	(4,325)	(1,149)	(441,766)
Impairment loss recognized in profit or loss	—	—	(22,176)	(36,032)	(480)	—	(107)	—	(58,795)
Increase (decrease) through net exchange differences	(4,102)	(28,405)	(21,954)	(55,349)	(288)	(190)	(309)	(4,709)	(115,306)
Increase (decrease) through transfers from construction in progress	(437,935)	6	181,825	235,776	11,796	4,834	3,149	549	—
Reclassification from lease to Property, plant and equipment	—	—	—	2,411	—	—	375	—	2,786
Total changes	816,147	(40,689)	788	(113,625)	5,260	3,206	133	5,901	677,121
Closing balance 12-31-2020	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	—	—	—	(55,015)	—	—	—	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	889,882	6,722	13,561	44,800	1,637	960	3,808	10,779	972,149
Acquisitions through business combinations	12,839	3,915	24,118	110,701	238	156	313	6,272	158,552
Disposals	—	(2,241)	(2,167)	(2,821)	(94)	(1)	(213)	(29)	(7,566)
Withdrawals	(6,992)	(3,442)	(3,435)	(23,231)	(2)	(1)	(36)	(13,202)	(50,341)
Depreciation	—	—	(130,454)	(297,332)	(6,426)	(2,722)	(4,111)	(1,180)	(442,225)
Impairment loss recognized in profit or loss	—	—	(15,398)	(60,219)	(337)	(14)	(74)	—	(76,042)
Increase (decrease) through net exchange differences	(1,066)	(7,530)	(479)	(1,347)	(74)	27	(31)	(918)	(11,418)
Reclassification to assets held for sale	—	—	—	990	—	—	—	—	990
Increase (decrease) through transfers from construction in progress	(796,962)	1,494	299,363	500,140	2,672	(890)	340	(6,157)	—
Reclassification from lease to Property, plant and equipment	—	—	—	1,633	—	—	10	—	1,643
Total changes	97,701	(1,082)	185,109	273,314	(2,386)	(2,485)	6	(4,435)	545,742
Closing balance 12-31-2019	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2020 and 2019 is as follows:

	January - December
Depreciation for the year	2020 ThU.S.$	2019 ThU.S.$
Cost of sales	412,750	409,442
Administrative expenses	18,192	16,275
Other expenses	2,054	3,525
Total	432,996	429,242

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months from January 1, 2019 and for leases in which the underlying asset is of low value ThU.S.$ 5,000.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$

Property, Plant and Equipment by right of use, Net
Land	60,761	67,804
Buildings	19,954	25,940
Plant and equipment	24,035	44,753
Information technology equipment	380	574
Fixtures and fittings	698	1,138
Motor vehicles	92,951	126,587
Other property, plant and equipment	20,355	17,583
Total Net	219,134	284,379

Property, Plant and Equipment by right of use, Gross
Land	74,047	75,403
Buildings	30,443	32,266
Plant and equipment	67,662	71,394
Information technology equipment	798	757
Fixtures and fittings	1,636	1,595
Motor vehicles	168,808	164,683
Other property, plant and equipment	21,574	19,580
Total Gross	364,968	365,678

Accumulated depreciation and impairment by right of use
Land	(13,286)	(7,599)
Buildings	(10,489)	(6,326)
Plant and equipment	(43,627)	(26,641)
Information technology equipment	(418)	(183)
Fixtures and fittings	(938)	(457)
Motor vehicles	(75,857)	(38,096)
Other property, plant and equipment	(1,219)	(1,997)
Total	(145,834)	(81,299)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2020 and 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2020	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379
Changes
Additions	5,443	1,601	—	203	—	5,663	3,750	16,660
Withdrawals	(474)	(33)	(5,087)	—	—	(862)	(435)	(6,891)
Depreciation	(7,032)	(6,224)	(17,455)	(270)	(481)	(38,885)	(2,802)	(73,149)
Increase (decrease) through net exchange differences	(4,980)	200	540	(63)	41	(297)	—	(4,559)
Increase (decrease) through others	—	(1,530)	1,284	(64)	—	745	5,045	5,480
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(2,786)	(2,786)
Total changes	(7,043)	(5,986)	(20,718)	(194)	(440)	(33,636)	2,772	(65,245)
Closing balance 12-31-2020	60,761	19,954	24,035	380	698	92,951	20,355	219,134

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	—	—	—	—	—	—	—	—
Increase (decrease) for changes in accounting policies	65,363	20,865	76,258	310	—	144,304	17,237	324,337
Restated opening balance	65,363	20,865	76,258	310	—	144,304	17,237	324,337
Changes
Additions	8,668	10,580	5,817	449	1,595	20,531	4,745	52,385
Business combination	906	1,129	3,257	—	—	290	—	5,582
Withdrawals	—	—	(13,750)	—	—	—	—	(13,750)
Depreciation	(7,599)	(6,326)	(26,641)	(183)	(457)	(38,096)	(2,756)	(82,058)
Increase (decrease) through net exchange differences	466	(216)	137	(2)	—	(131)	—	254
Increase (decrease) through others	—	(92)	(325)	—	—	(311)	—	(728)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(1,643)	(1,643)
Total changes	2,441	5,075	(31,505)	264	1,138	(17,717)	346	(39,958)
Closing balance 12-31-2019	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379

The depreciation expense for the period ending December 31, 2020 and 2019 Property, Plant and Equipment by right of use is as follows:

	January - December
Depreciation for the period	2020 ThU.S.$	2019 ThU.S.$
Cost of sales	57,785	64,434
Distribution costs	1,664	1,792
Administrative expenses	8,006	10,775
Total	67,455	77,001

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment for right of use. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from Right of use assets:

	January - December
	2020 ThU.S.$	2019 ThU.S.$
Expenses from payments of variable leases	142,063	182,943
Expenses from low value leases	3,758	6,787
Expenses from short-term leases	28,120	32,083
Total	173,942	221,813

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	12-31-2020
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	121	12	109
Between one and five years	26	—	56
More than five years	—	—	—
Total	147	12	135

	12-31-2019
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	960	48	912
Between one and five years	200	—	200
More than five years	—	—	—
Total	1,160	48	1,112

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
Classes of revenue	2020 ThU.S.$	2019 ThU.S.$
Revenue from sales of goods	4,662,312	5,245,489
Revenue from rendering of services	70,557	83,725
Total	4,732,869	5,329,214

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2020 ThU.S.$	2019 ThU.S.$
Employee expenses	598,070	647,280
Wages and salaries	577,634	628,093
Severance indemnities	20,436	19,187

	12-31-2020	12-31-2019
Discount rate	1.81%	1.81%
Inflation	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the CMF (Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(6,408)
Decrease in 100 bps	7,033
Wage growth rates
Increase in 100 bps	6,511
Decrease in 100 bps	(5,651)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2020 and 2019:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Current	6,786	5,965
Non-current	74,609	69,464
Total	81,395	75,429

Reconciliation of the present value of severance indemnities obligations	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Opening balance	75,429	70,551
Business combinations	—	462
Current service cost	6,298	5,884
Interest cost	3,802	3,855
(Gains) losses from changes in actuarial assumptions	159	6,095
Actuarial gains and losses arising from experience	124	(3,440)
Benefits paid	(8,323)	(3,028)
Increase (decrease) for foreign currency exchange rates changes	3,906	(4,950)
Closing balance	81,395	75,429

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	773,822	3,891	127,459	62,149	43,049	5,334	49,010	—	1,064,714
Other current financial assets	1,763	—	—	—	—	—	—	—	1,763
Other current non-financial assets	19,802	92	28,253	5,886	572	6,147	107,845	—	168,597
Trade and other current receivables	542,296	10,448	38,362	9,757	30,856	5,999	96,847	2,816	737,381
Accounts receivable due from related companies	369	—	829	—	—	—	5,076	—	6,274
Current Inventories	847,161	—	63,935	—	27,183	—	—	—	938,279
Current biological assets	246,637	—	56,073	—	—	—	—	—	302,710
Current tax assets	29,069	752	2,384	1,732	3,471	667	282,655	—	320,730
Non-current assets or disposal groups classified as held for sale	2,460,919	15,183	317,295	79,524	105,131	18,147	541,433	2,816	3,540,448
Non-current assets or disposal groups classified as held for sale	3,815	—	15	—	47	—	—	—	3,877

Total Current Assets	2,464,734	15,183	317,310	79,524	105,178	18,147	541,433	2,816	3,544,325

Non-Current Assets
Other non-current financial assets	28,982	—	—	—	—	—	—	—	28,982
Other non-current non-financial assets	1,739	—	17,346	431	692	102	92,904	—	113,214
Trade and other non-current receivables	13,637	—	40	—	—	—	2,859	70	16,606
Investments accounted for using equity method	78,108	184,191	32,402	—	—	—	22,238	—	316,939
Intangible assets other than goodwill	95,231	—	1,675	—	22	—	5,162	—	102,090
Goodwill	42,210	—	17,357	—	—	—	—	—	59,567
Property, plant and equipment	7,838,893	—	349,877	—	136,188	—	346	—	8,325,304
Right of use assets	190,252	—	28,882	—	—	—	—	—	219,134
Non-current biological assets	3,038,157	—	257,960	—	—	—	—	—	3,296,117
Deferred tax assets	4,449	—	1,168	—	424	—	—	—	6,041

Total Non-Current Assets	11,331,658	184,191	706,707	431	137,326	102	123,509	70	12,483,994

Total Assets	13,796,392	199,374	1,024,017	79,955	242,504	18,249	664,942	2,886	16,028,319

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	230,230	32,697	753	—	—	—	—	43,456	307,136
Current lease liabilities	13,687	84	3,292	—	426	148	32,554	13,449	63,640
Trade and other current payables	153,860	11,924	80,607	11,336	26,400	7,485	298,908	35,984	626,504
Accounts payable to related companies	236	—	—	—	—	—	3,503	—	3,739
Other current provisions	386	—	—	—	—	—	—	—	386
Current tax liabilities	152	—	5,298	—	190	24	39,008	—	44,672
Current provisions for employee benefits	—	—	—	—	—	—	6,786	—	6,786
Other current non-financial liabilities	6,616	58	25,726	4,118	2,382	1,319	4,511	—	44,730

Total Liabilities, current	405,167	44,763	115,676	15,454	29,398	8,976	385,270	92,889	1,097,593

Non-Current Liabilities
Other non-current financial liabilities	4,070,126	498,484	657	—	—	—	—	1,145,461	5,714,728
Non-current lease liabilities	74,135	230	14,833	—	218	171	44,604	13,924	148,115
Other non-current provisions	—	—	4,238	26,212	—	—	—	—	30,450
Deferred tax liabilities	1,388,713	—	68,788	—	6,385	—	—	—	1,463,886
Non-current provisions for employee benefits	—	—	—	—	1,069	—	73,540	—	74,609
Other non-current non-financial liabilities	29	—	83,249	14	—	—	11	—	83,303

Total non-current liabilities	5,533,003	498,714	171,765	26,226	7,672	171	118,155	1,159,385	7,515,091

									—

Total Liabilities	5,938,170	543,477	287,441	41,680	37,070	9,147	503,425	1,252,274	8,612,684

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	1,412,688	2,264	50,868	11,292	13,684	6,756	62,460	—	1,560,012
Other current financial assets	3,370	—	—	—	—	—	—	—	3,370
Other current non-financial assets	24,554	95	15,134	8,014	1,244	6,742	118,327	—	174,110
Trade and other current receivables	435,663	8,483	56,039	11,218	33,981	7,287	86,954	2,690	642,315
Accounts receivable due from related companies	1,319	—	197	—	—	—	15,512	498	17,526
Current Inventories	931,619	—	90,362	—	31,886	—	—	—	1,053,867
Current biological assets	209,844	—	65,948	—	—	—	—	—	275,792
Current tax assets	7,955	234	9,246	2,908	2,936	2,658	174,016	—	199,953
Non-current assets or disposal groups classified as held for sale	3,027,012	11,076	287,794	33,432	83,731	23,443	457,269	3,188	3,926,945
Non-current assets or disposal groups classified as held for sale	3,814	—	572	—	50	—	—	—	4,436

Total Current Assets	3,030,826	11,076	288,366	33,432	83,781	23,443	457,269	3,188	3,931,381

Non-Current Assets
Other non-current financial assets	9,395	—	—	—	—	—	—	—	9,395
Other non-current non-financial assets	1,889	—	10,962	1,054	884	90	97,535	—	112,414
Trade and other non-current receivables	3,691	—	351	—	—	—	2,983	2,431	9,456
Investments accounted for using equity method	77,725	168,880	41,811	—	—	—	4,702	—	293,118
Intangible assets other than goodwill	104,165	—	1,992	—	95	—	—	—	106,252
Goodwill	43,373	—	22,378	—	—	—	—	—	65,751
Property, plant and equipment	7,024,518	—	471,620	—	151,692	—	353	—	7,648,183
Right of use assets	256,524	—	27,855	—	—	—	—	—	284,379
Non-current biological assets	3,021,411	—	372,223	—	—	—	—	—	3,393,634
Deferred tax assets	5,897	—	—	—	170	—	—	—	6,067

Total Non-Current Assets	10,548,589	168,880	949,191	1,054	152,841	90	105,573	2,431	11,928,649

Total Assets	13,579,415	179,956	1,237,557	34,486	236,622	23,533	562,842	5,619	15,860,030

December 31, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	215,453	41	4,391	—	—	—	—	240,961	460,846
Current lease liabilities	7,357	52	6,108	—	2,361	117	33,575	19,638	69,208
Trade and other current payables	155,524	20,414	70,259	14,365	22,272	10,322	348,155	31,746	673,057
Accounts payable to related companies	454	—	—	—	—	—	8,426	—	8,880
Other current provisions	444	—	—	—	815	—	—	—	1,259
Current tax liabilities	1,784	—	—	—	246	—	212	—	2,242
Current provisions for employee benefits	—	—	—	—	—	—	5,965	—	5,965
Other current non-financial liabilities	7,353	59	20,022	3,128	2,711	2,335	4,457	—	40,065

Total Liabilities, current	388,369	20,566	100,780	17,493	28,405	12,774	400,790	292,345	1,261,522

Non-Current Liabilities
Other non-current financial liabilities	4,245,493	116,218	1,791	—	—	—	—	1,088,692	5,452,194
Non-current lease liabilities	76,228	—	22,299	—	7,664	160	73,471	21,995	201,817
Other non-current payables	2,230	—	—	—	—	—	—	—	2,230
Other non-current provisions	12	—	5,226	26,527	—	—	—	—	31,765
Deferred tax liabilities	1,271,282	—	84,420	—	4,485	—	—	—	1,360,187
Non-current provisions for employee benefits	836	—	—	—	285	—	68,343	—	69,464
Other non-current non-financial liabilities	24	—	111,380	19	—	—	13	—	111,436

Total non-current liabilities	5,596,105	116,218	225,116	26,546	12,434	160	141,827	1,110,687	7,229,093

									—

Total Liabilities	5,984,474	136,784	325,896	44,039	40,839	12,934	542,617	1,403,032	8,490,615

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2020			12-31-2019
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	765,176	332,417	1,097,593	844,866	416,657	1,261,523

Other current financial liabilities	63,605	243,531	307,136	93,182	367,664	460,846
U.S Dollar	63,509	166,721	230,230	89,688	125,765	215,453
Euros	—	32,697	32,697	—	41	41
Brazilian Real	96	657	753	1,462	2,929	4,391
U.F.	—	43,456	43,456	2,032	238,929	240,961
	—

Bank Loans	30,774	184,660	215,434	69,971	113,334	183,305
U.S Dollar	30,678	151,306	181,984	68,509	110,364	178,873
Euros	—	32,697	32,697	—	41	41
Brazilian Real	96	657	753	1,462	2,929	4,391

Other Loans	32,831	58,871	91,702	23,211	254,330	277,541
U.S Dollar	32,831	15,415	48,246	21,179	15,401	36,580
U.F.	—	43,456	43,456	2,032	238,929	240,961

Current lease liabilities	18,631	45,009	63,640	21,518	47,690	69,208
U.S Dollar	4,675	9,012	13,687	4,570	2,787	7,357
Euros	23	61	84	24	28	52
Brazilian Real	823	2,469	3,292	1,644	4,464	6,108
Mexican Pesos	293	133	426	1,235	1,126	2,361
Other currencies	37	111	148	26	91	117
Chilean Pesos	8,578	23,976	32,554	8,313	25,262	33,575
U.F.	4,202	9,247	13,449	5,706	13,932	19,638

Trade and other current payables	585,428	41,076	626,504	672,809	248	673,057
U.S Dollar	153,856	4	153,860	155,501	23	155,524
Euros	11,924	—	11,924	20,414	—	20,414
Brazilian Real	39,596	41,011	80,607	70,140	119	70,259
Argentine Pesos	11,336	—	11,336	14,365	—	14,365
Mexican Pesos	26,339	61	26,400	22,166	106	22,272
Other currencies	7,485	—	7,485	10,322	—	10,322
Chilean Pesos	298,908	—	298,908	348,155	—	348,155
U.F.	35,984	—	35,984	31,746	—	31,746

Accounts payable to related companies	3,739	—	3,739	8,880	—	8,880
U.S Dollar	236	—	236	454	—	454
Chilean Pesos	3,503	—	3,503	8,426	—	8,426

Other current provisions	384	2	386	444	815	1,259
U.S Dollar	384	2	386	444	—	444
Mexican Pesos	—	—	—	—	815	815

Current tax liabilities	42,580	2,092	44,672	2,031	211	2,242
U.S Dollar	152	—	152	1,784	—	1,784
Brazilian Real	5,298	—	5,298	—	—	—
Mexican Pesos	190	—	190	246	—	246
Other currencies	24	—	24	—	—	—
Chilean Pesos	36,916	2,092	39,008	1	211	212

Current provisions for employee benefits	6,079	707	6,786	5,938	27	5,965
Chilean Pesos	6,079	707	6,786	5,938	27	5,965

Other current non-financial liabilities	44,730	—	44,730	40,063	2	40,065
U.S Dollar	6,616	—	6,616	7,353	—	7,353
Euros	58	—	58	59	—	59
Brazilian Real	25,726	—	25,726	20,022	—	20,022
Argentine Pesos	4,118	—	4,118	3,128	—	3,128
Mexican Pesos	2,382	—	2,382	2,711	—	2,711
Other currencies	1,319	—	1,319	2,335	—	2,335
Chilean Pesos	4,511	—	4,511	4,455	2	4,457

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2020				12-31-2019
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	1,789,289	971,281	4,754,521	7,515,091	1,534,114	1,169,993	4,524,986	7,229,093

Other non-current financial liabilities	726,207	919,591	4,068,930	5,714,728	531,475	1,080,656	3,840,063	5,452,194
U.S Dollar	515,400	706,525	2,848,201	4,070,126	432,496	968,514	2,844,483	4,245,493
Euros	122,891	125,247	250,346	498,484	22,236	29,648	64,334	116,218
Brazilian Real	657	—	—	657	1,791	—	—	1,791
U.F.	87,259	87,819	970,383	1,145,461	74,952	82,494	931,246	1,088,692

Bank Loans	473,233	335,247	250,346	1,058,826	196,611	502,772	64,334	763,717
U.S Dollar	349,685	210,000	—	559,685	172,584	473,124	—	645,708
Euros	122,891	125,247	250,346	498,484	22,236	29,648	64,334	116,218
Brazilian Real	657	—	—	657	1,791	—	—	1,791

Other Loans	252,974	584,344	3,818,584	4,655,902	334,865	577,884	3,775,728	4,688,477
U.S Dollar	165,715	496,525	2,848,201	3,510,441	259,913	495,390	2,844,482	3,599,785
U.F.	87,259	87,819	970,383	1,145,461	74,952	82,494	931,246	1,088,692
Non-current lease liabilities	85,964	21,906	40,245	148,115	117,608	46,408	37,801	201,817
U.S Dollar	22,935	15,787	35,413	74,135	27,570	21,621	27,037	76,228
Euros	168	62	—	230
Brazilian Real	5,452	4,842	4,539	14,833	6,970	6,336	8,993	22,299
Mexican Pesos	218	—	—	218	3,546	3,296	822	7,664
Other currencies	141	30	—	171	160	—	—	160
Chilean Pesos	44,604	—	—	44,604	61,283	12,072	116	73,471
U.F.	12,446	1,185	293	13,924	18,079	3,083	833	21,995

Other non-current payables	—	—	—	—	2,230	—	—	2,230
U.S Dollar	—	—	—	—	2,230	—	—	2,230

Other non-current provisions	30,450	—	—	30,450	31,765	—	—	31,765
U.S Dollar	—	—	—	—	12	—	—	12
Brazilian Real	4,238	—	—	4,238	5,226	—	—	5,226
Argentine Pesos	26,212	—	—	26,212	26,527	—	—	26,527

Deferred tax liabilities	840,171	—	623,715	1,463,886	741,164	7,254	611,769	1,360,187
U.S Dollar	764,998	—	623,715	1,388,713	659,513	—	611,769	1,271,282
Brazilian Real	68,788	—	—	68,788	77,166	7,254	—	84,420
Mexican Pesos	6,385	—	—	6,385	4,485	—	—	4,485

Non-current provisions for employee benefits	74,336	273	—	74,609	69,464	—	—	69,464
U.S Dollar	—	—	—	—	836	—	—	836
Mexican Pesos	796	273	—	1,069	285	—	—	285
Chilean Pesos	73,540	—	—	73,540	68,343	—	—	68,343

Other non-current non-financial liabilities	32,161	29,511	21,631	83,303	40,407	35,675	35,354	111,436
U.S Dollar	29	—	—	29	24	—	—	24
Brazilian Real	32,107	29,511	21,631	83,249	40,351	35,675	35,354	111,380
Argentine Pesos	14	—	—	14	19	—	—	19
Chilean Pesos	11	—	—	11	13	—	—	13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco Canada Ltd.	Canada	Canadian Dollar
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian Real
Arauco Quimica S.A. de C.V.	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
ODD Industries SpA	Chile	Chilean pesos
Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(90,528)	(15,961)
Arauco Forest Brasil S.A.	(84,241)	(14,407)
Arauco Florestal Arapoti S.A.	(18,015)	(3,543)
Sonae Arauco S.A.	15,880	(3,759)
Arauco Argentina S.A.	(1)	(219)
Arauco Canada Ltd.	6,636	5,842
Arauco Industria México S.A. de C.V.	(10,052)	3,148
Others	1,388	(1,093)
Total reserve of exchange differences on translation	(178,933)	(29,992)

Effect of foreign exchange rates changes

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(26,752)	(30,330)

Reserve of exchange differences on translation (with Non-controlling interests)	(183,419)	(30,971)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.61%	4.46%
Amount of the capitalized interest cost, property, plant and equipment	40,530	24,767

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 12-31-2020			% Ownership interest 12-31-2019
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0,0020	99,9970	99,9990	0,0020	99,9970	99,9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9,9707	90,0093	99,9800	9,9753	90,0048	99,9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98,0000	1,9999	99,9999	98,0000	1,9999	99,9999
-	Arauco Canada Ltd.	Canada	Canadian Dollar	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1,4778	98,5204	99,9982	1,4778	98,5204	99,9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1,0681	98,9309	99,9990	1,0681	98,9309	99,9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0,5215	99,4775	99,9990	0,5493	99,4497	99,9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79,9992	79,9992	—	79,9992	79,9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10,0809	89,9182	99,9991	10,0809	89,9182	99,9991
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco North America, Inc.	United States	U.S. Dollar	0,0001	99,9989	99,9990	0,0001	99,9989	99,9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99,9484	99,9484	—	99,9484	99,9484
-	Arauco Perú S.A.	Perú	U.S. Dollar	0,0013	99,9977	99,9990	0,0013	99,9977	99,9990
-	Arauco Química S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0,0005	99,9985	99,9990	0,0005	99,9985	99,9990
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57,0831	57,0831	—	57,0831	57,0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99,9985	99,9985	—	99,9985	99,9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99,9484	—	99,9484	99,9484	—	99,9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98,5683	98,5683	—	98,5676	98,5676
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79,9587	79,9587	—	79,9587	79,9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	—	—	—	99,9805	99,9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	—	—	—	99,9942	99,9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	—	—	—	97,9805	97,9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98,0186	1,9804	99,9990	98,0186	1,9804	99,9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1,0000	98,9489	99,9489	1,0000	98,9489	99,9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99,9800	99,9800	—	99,9801	99,9801
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99,0000	0,9995	99,9995	99,0000	0,9995	99,9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
76860724-9	ODD Industries SpA	Chile	Chilean Pesos	—	86,6151	86,6151	—	—	—
-	Prime-Line, Inc.	United States	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
-	Savitar S.A.	Argentina	Argentine pesos	—	—	—	—	99,9841	99,9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0,0100	99,9890	99,9990	0,0100	99,9890	99,9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45,0000	54,9997	99,9997	45,0000	54,9997	99,9997
-	Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances, we state the following:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A, pursuant to which this Company received an amount of U.S.$ 250,000,000, which accrues accrues a interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20% , with payments every six months on June 1 and December 1 of each year.

During 2020, the Central Bank of the Argentine Republic established certain foreign exchange controls, preventing Arauco Argentina S.A. from making 2 principal payments for ThU.S.$ 12,500 each, both due during 2020. Under those circumstances, Arauco agreed to reschedule the maturity of the principal repayments that became due in 2020 to May 30, 2021. The principal amount rescheduled will accrue interest at LIBOR rate until the moment of its total or partial payment. As of December 31, 2020, the total principal outstanding under the mutual agreement was U.S.$160,000.

Employee Benefits for Key Management Personnel

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Salaries and bonuses	66,366	63,969
Per diem compensation to members of the Board of Directors	2,351	2,451
Termination benefits	5,049	9,175
Total	73,766	75,595

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	8	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,251	1,834
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	575	10,519
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	829	197
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	—	—	43
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	30 days	21	—
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	866	834
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	—	931
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	968	1,319
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	369	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	-	—	498
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	10-may-21	460	—
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	28-Oct-21	288	278
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	30 days	639	1,058
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	-	—	1

TOTAL						6,274	17,526

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	2,657	8,075
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	139	156
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	694
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	-	—	1
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	30 days	—	68
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	7	96
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	-	—	5
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	236	447
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	-	1	—
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	-	—	4
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	-	—	2
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	-	—	11
Air BP Copec	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	5	8
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	—	7

TOTAL						3,739	8,880

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,113	2,864
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	48,983	64,271
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	17,506	10,662
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	—	2,206
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	38,633	41,349
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	4,495	4,547
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	703	828
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	229	524
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	Electrical Power	399	240
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,362	1,988
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	279	256
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Services and other purchases	364	193
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	242	162
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Residual handling services and other purchases	191	215

Sales and other transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	149	543
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	16,559	18,764
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	21,146	29,543
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	7,849	1,467
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	3,681	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	4,623	3,350
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Loan (capital + interests)	41	718
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	471	787

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On December 2020, through its subsidiary Maderas Arauco S.A., Arauco acquired the 86.6155% of ODD Industries SpA, a pioneer company in the field of industrial artificial intelligence with ethical purpose. Arauco’s objective is to move forward with the implementation of artificial intelligence seeking to establishing development tools in order to mitigate climate change, among others. The price paid as of December 31, 2020 for the shares acquired and subscribed in this operation was ThU.S.$ 4,258 out of a total of ThU.S.$9,144.

Arauco carried out the initial recognition of the acquisition based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date.

On September 1, 2019, the corporation Prime-Line, Inc. was acquired through the subsidiary Arauco North America, Inc. The price paid was ThU.S.$12,626. This transaction generated a goodwill for ThU.S.$ 732.

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently Arauco Industria de Mexico, S.A. de C.V.), Maderas y Sintéticos Servicios, S.A. de C.V. (currently Araucomex Servicios, S.A. de C.V.), Masisa Manufactura, S.A. de C.V. (currently Arauco Serviquimex, S.A. de C.V.), Placacentro Masisa México, S.A. de C.V. (currently Tablered Araucomex, S.A. de C.V.) y Masnova Química, S.A. de C.V. (currently Arauco Química S.A. de C.V.).

The final price of the transaction was ThU.S.$168,680 and was paid in 2019.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date.

During the year 2019, after finalizing the determination of fair values for the acquisition of these companies in Mexico, Arauco recognized a profit of ThU.S.$ 21,674 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The table below shows the fair values of assets and liabilities at the date of the transaction:

Masisa Mexico Group	01-31-2019 ThU.S.$
Cash and cash equivalent	9,164
Other current non-financial	321
Trade and other current receivables (*)	23,163
Accounts receivable from related companies	27,702
Inventories	30,477
Current tax assets	8,769
Investments accounted for using equity method	278
Property, plant and equipment	155,722
Deferred tax assets	3,701
Non-Current Assets or disposal groups classified as held for sale	49

Total assets	259,346

Trade and other current payables	2,024
Accounts payable to related companies	27,100
Other current provisions	17,832
Current tax liabilities	3,243
Deferred tax liabilities	14,368
Non-current provisions for employee benefits	4,426

Total liabilities	68,993

Total equity	190,353

(*)	Trade receivables and other current receivables have an insignificant risk of bad debt. At the acquisition date, the bad debt provision was near to 1%, which is in accordance with the Arauco policy.

The following table shows revenue and net profit recognized from the acquisition date through December 31, 2019:

Masisa Mexico Group	02-01-2019 to 12-31-2019 ThU.S.$
Revenue	138,803
Net loss	995

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended December 31, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2019 (Pro-forma) ThU.S.$
Revenue	5,353,354
Net profit	58,472

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2020, there were no new investments in associates to report.

On April 5, 2019 Celulosa Arauco y Constitución S.A. sold its participation in Puertos y Logística S.A. to DP World Group for a total amount of ThU.S.$ 101,972. This operation generated a profit net of taxes of ThU.S.$ 18,875.

The following tables set forth information about Investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$56,314	ThU.S.$55,032

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$ 187	ThU.S.$ 172

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$7	ThU.S.$(2)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$1	ThU.S.$7
Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$29,205	ThU.S.$38,370

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
12-31-2020	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	114,463	4,155	3,725	1	18	122,362
Non-current	—	1	3,444	76,129	11	57	79,642
Total	—	114,464	7,599	79,854	12	75	202,004

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	54	4,029	699	—	8	4,790
Non-current	—	—	2,634	19,554	5	39	22,232
Equity	—	114,410	936	59,601	7	28	174,982
Total	—	114,464	7,599	79,854	12	75	202,004

12-31-2020
Revenues	—	—	5,185	6,096	—	—	11,281
Expenses	—	6,910	(4,987)	(3,349)	—	(3)	(1,429)
Profit or loss (continuing operations)	—	6,910	198	2,747	—	(3)	9,852
Other comprehensive income	—	—	—	—	—	—	0
Comprehensive income	—	6,910	198	2,747	—	(3)	9,852
Dividends	—	—	—	1,148	—	—	1,148

	Assets
12-31-2019	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	29	9,974	4,992	2	25	15,022
Non-current	—	111,896	3,436	99,943	36	19	215,330
Total	—	111,925	13,410	104,935	38	44	230,352

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	98	10,222	965	—	9	11,294
Non-current	—	—	2,325	25,664	5	42	28,036
Equity	—	111,827	863	78,306	33	(7)	191,022
Total	—	111,925	13,410	104,935	38	44	230,352

12-31-2019
Revenues	42,362	—	4,769	7,220	—	—	54,351
Expenses	(42,350)	6,602	(4,803)	(3,700)	—	(2)	(44,253)
Profit or loss (continuing operations)	12	6,602	(34)	3,520	—	(2)	10,098
Other comprehensive income	7,540		—	—	—	—	7,540
Comprehensive income	7,552	6,602	(34)	3,520	—	(2)	17,638
Dividends	6,060	—	—	410	—	—	6,470

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Opening balance as of January 1	293,118	358,053
Changes
Investment in joint ventures, additions (*)	20,129	2,741
Disposals, investment in associates and joint ventures (**)	(943)	(58,850)
Share of profit (loss) in investment in associates	4,821	7,416
Share of profit (loss) in investment in joint ventures	(2,504)	359
Dividends Received, Investments in Associates	(4,357)	(13,601)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	8,351	(5,440)
Other increase (decrease) in investment and associates and joint ventures	(1,676)	2,440
Total changes	23,821	(64,935)
Closing balance	316,939	293,118

(*)

During the period ended December 2020, Arauco Bioenegía S.A. has made four contributions to Parque Eólico Ovejera del Sur SpA, the first one for ThCLP$ 53,000 on February 01, the second for ThCLP$ 100,000 on May 15, the third for ThCLP$ 30,000 on August 18, and the fourth for ThCLP$ 90,000 on December 28. These amounts are equivalent to ThU.S.$ 354 corresponding to 213 shares.

During the first quarter of 2020, Maderas Arauco S.A. has made two contributions to E2E S.A, one for ThCLP$ 300,000 on January 29 and the second for ThCLP$ 11,700,000 on February 03. Both are equivalent to ThU.S.$ 15,022.

On July 29, 2020 Agrícola El Paque SpA was constituted. Forestal Arauco S.A. contributed with non-monetary assets for ThCLP$ 3,651,895 equivalents to ThU.S.$4,753.

(**)	ThU.S.$ 56,492 account for the carrying amount of investment in Puertos y Logística S.A., which was sold on April 5, 2019.

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	85,714	93,579
Carrying amount of joint ventures accounted for using equity method	231,225	199,539
Total investment accounted for using equity method	316,939	293,118

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On July 29, 2020 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola El Paque SpA, which was established for the plantating, construction and integral management of agricultural projects. The capital contributed by Forestal Arauco S.A. was ThCLP$ 3,651,895 equivalent to ThU.S.$ 4,753.

Between January and February 2020, Arauco through its subsidiary Maderas Arauco S.A. has contributed ThCLP$ 12,000,000 (equivalent to ThU.S.$ 15,022) to E2E S.A., representing 50% of the interest in this company.

Between February and December 2020, Arauco through its subsidiary Arauco Bioenergía S.A. has contributed ThU.S.$ 354 to Parque Eólico Ovejera Sur SpA., representing 50% of the interest in this company.

On April 1, 2019 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola San Gerado SpA, which was established with the special purpose of developing an agricultural project in Molina. The capital contributed by Forestal Arauco S.A. was ThCLP$ 1,570,000 (equivalent to ThU.S.$ 2,162 as of December 31, 2019).

As of December 31, 2020 and 2019, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2020		12-31-2019
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	262,446	163,887	346,498	206,683
Non-current	2,103,903	325,894	2,158,586	444,181
Equity	—	1,876,568	—	1,854,220
Total Joint Arrangement	2,366,349	2,366,349	2,505,084	2,505,084

Investment	938,284		927,110

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	610,070	859,874
Expenses	(586,345)	(628,553)
Joint Arrangement Net Income (Loss)	23,725	231,321

	12-31-2020		12-31-2019
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	44,684	2,121	37,625	2,180
Non-current	170,028	10,637	172,913	9,046
Equity	—	201,954	—	199,312
Total Joint Arrangement	214,712	214,712	210,538	210,538

Investment	100,977		99,656

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	17,088	14,041
Expenses	(14,447)	(5,074)
Joint Arrangement Net Income (Loss)	2,641	8,967

	12-31-2020		12-31-2019
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	115,971	192,443	148,550	209,665
Non-current	870,093	131,893	808,647	117,443
Equity	—	661,728	—	630,089
Total Joint Arrangement	986,064	986,064	957,197	957,197

Investment	330,864		315,045

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	227,488	245,209
Expenses	(197,172)	(246,332)
Joint Arrangement Net Income (Loss)	30,316	(1,123)

	12-31-2020		12-31-2019
	Assets	Liabilities	Assets	Liabilities
Zona Franca Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,233	107,131	5,823	115,627
Non-current	453,572	19,179	464,151	19,740
Equity	—	333,495	—	334,607
Total Joint Arrangement	459,805	459,805	469,974	469,974

Investment	166,748		167,304

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	18,206	18,206
Expenses	(19,318)	(27,081)
Joint Arrangement Net Income (Loss)	(1,112)	(8,875)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	12-31-2020		12-31-2019
	Assets	Liabilities	Assets	Liabilities
Unilin Arauco Pisos Ltda.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	8,050	4,995	6,674	3,761
Non-current	3,747	408	4,024	55
Equity	—	6,394	—	6,882
Total Joint Arrangement	11,797	11,797	10,698	10,698

Investment	3,197		3,441

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	18,944	13,591
Expenses	(17,904)	(13,549)
Joint Arrangement Net Income (Loss)	1,040	42
Other comprehensive income	—	—
Comprehensive income	1,040	42
Dividends	—	—

	12-31-2020		12-31-2019
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	16,551	4,154	21,449	4,930
Non-current	35,599	4,782	33,442	4,917
Equity	—	43,214	—	45,044
Total Joint Arrangement	52,150	52,150	54,891	54,891

Investment	21,607		22,522

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	39,136	43,458
Expenses	(35,177)	(40,104)
Joint Arrangement Net Income (Loss)	3,959	3,354
Other comprehensive income	—	—
Comprehensive income	3,959	3,354
Dividends	2,894	496

	12-31-2020		12-31-2019
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	258,058	276,127	216,342	215,632
Non-current	765,712	379,260	695,902	358,851
Equity	—	368,383	—	337,761
Total Joint Arrangement	1,023,770	1,023,770	912,244	912,244

Net assets	157,552		140,146
Net asset adjustment (Goodwill)	26,640		28,735

Investment	184,192		168,881

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	808,895	885,812
Expenses	(812,600)	(887,230)
Joint Arrangement Net Income (Loss)	(3,705)	(1,418)
Other comprehensive income	—	—
Comprehensive income	(3,705)	(1,418)
Dividends	—	6,634

	12-31-2020		12-31-2019
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	4,562	69	—	—
Non-current	5,782	—	—	—
Equity	—	10,275	—	—
Total Joint Arrangement	10,344	10,344	—	—

Investment	5,138		—

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	1	—
Joint Arrangement Net Income (Loss)	1	—
Other comprehensive income	—	—
Comprehensive income	1	—
Dividends		—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Parque Eólico Ovejera del Sur SpA.	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	367	27	95	2
Non-current	2,057	—	1,505	5
Equity	—	2.398	—	1,593
Total Joint Arrangement	2,424	2.425	1,600	1,600

Investment	1,199		797

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Income	—	—
Expenses	(155)	(24)
Joint Arrangement Net Income (Loss)	(155)	(24)
Other comprehensive income	—	—
Comprehensive income	(155)	(24)
Dividends	—	—

	12-31-2020		12-31-2019
E2E S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,196	4,233	3,045	1,331
Non-current	27,044	1,407	3,099	1,336
Equity	—	30,601	—	3,477
Total Joint Arrangement	36,240	36,241	6,144	6,144

Investment	15,301		1,739

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Income	1,095	1,714
Expenses	(5,579)	(2,877)
Joint Arrangement Net Income (Loss)	(4,484)	(1,163)
Other comprehensive income	—	—
Comprehensive income	(4,484)	(1,163)
Dividends	—	—

	12-31-2020		12-31-2019
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	603	387	—	—
Non-current	3,859	—	2,162	—
Equity	—	4,075	—	2,162
Total Joint Arrangement	4,462	4,462	2,162	2,162

Investment	2,038		1,081

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Income	—	—
Expenses	(319)	—
Joint Arrangement Net Income (Loss)	(319)	—
Other comprehensive income	—	—
Comprehensive income	(319)	—
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

As a result of current market conditions in the United States generated by the decrease in prices, the impairment tests carried out at the CGU yielded an impairment provision of ThU.S.$14,918 relating to Property, plant and equipment and spare parts from Inventories (ThU.S.$43,181 as of December 31, 2019) corresponding to facilities of wood products in United States. For these calculations a discount rate of 8.7% was used.

In addition, due to the modernization and expansion project of the Arauco Mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of December 31, 2020, we recorded an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco Mill (Pulp business) was recorded in an amount of ThU.S.$46,577 (ThU.S.$33,570 as of December 31, 2019). For this calculation a discount rate of 6.1% was used. The Line 1 of the Arauco mill will be permanently shut down upon completion of the MAPA project.

Both impairment provision charges are presented in the consolidated statement of profit or loss in Other expenses line and they are the main changes in the total CGU impairment provision as shown below:

	12-31-2020	12-31-2019
Changes in CGU impairment provision	ThU.S.$	ThU.S.$
Opening balance	180,209	106,131
Impairment loss recognized in profit or loss	62,701	79,346
Reversal of impairment loss in profit or loss	(6,171)	(90)
Increase (Decrease) in foreign exchange currency on translation	(17,975)	(5,178)
Closing balance	218,764	180,209

Changes in provisions for impairment of property, plant and equipment due to technical obsolescence are shown below:

Changes in impairment provision from impaired assets	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Opening balance	8,135	7,249
Impairment loss recognized in profit or loss	1,262	3,024
Reverse of ompairment loss in profit or loss	(1,204)	(2,161)
Increase (Decrease) in foreign exchange currency on translation	(105)	23
Closing balance	8,088	8,135

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$59,567 (ThU.S.$ 65,751 at December 31, 2019), as shown below:

Goodwill	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,793	40,765
Arauco do Brasil S.A. (Pien mill)	17,357	22,378
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	—	1,191
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685

Closing balance	59,567	65,751

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Goodwill	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Opening balance at January 1	65,751	65,851
Increase (decrease) due to business combination	—	732
Increase (decrease) in foreign currency exchange	(6,184)	(832)
Closing balance	59,567	65,751

Of the total of goodwill, ThU.S.$ 41,525 (ThU.S.$ 40,765 as of December 31, 2019) are generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc, on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, period time considered represents the cyclical time of the business behavior, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$17,357 (ThU.S.$ 22,378 as of December 31, 2019).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2020 and 2019, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

Sensitivity analysis on discount rate was made and no impairment provision was determined.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 Chilean Pesos (equal to ThU.S.$6,430 as of December 31, 2020). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 Chilean Pesos (equal to ThU.S.$1,701 as of December 31, 2020), resulting in a total disputed amount of $3,362,265,453 Chilean Pesos (equal to ThU.S.$4,729 as of as of December 31, 2020) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is related to the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,698 as of December 31, 2020). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean Pesos (equal to ThU.S.$ 730 as of December 31, 2020) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean Pesos (equivalent to ThU.S.$ 15,738 as of December 31, 2020), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean Pesos (equivalent to ThU.S.$ 7,033 as of December 31, 2020) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending. Currently, the case is filed.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

On July 30, 2019, the final ruling was issued down rejecting both the main and the reconventional lawsuits in all of its parts (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

On August 12, 2019, the plaintiff filed an appeal against the final ruling. On September 2, 2019, Forestal Arauco S.A. adhered to the appeal. On July 2, 2020, the Court of Appeals confirmed the decision of the lower court.

On July 19, 2020, the plaintiff filed an appeal based on form and content.

On February 15, 2021, the Supreme Court’s ruling on the appeal was issued, rejecting the appeal on its form and contents. Thus, the case is closed.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

2. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

On March 18, 2019, the answer and settlement hearing took place, and, during such hearing, the court decided to proceed to the production of evidence stage.

On May 11, 2020, the ruling was issued rejecting the claim on the whole. Subsequently, on June 9, 2020, it was certified that the court ruling is final and enforceable. Case ended.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

3. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the trial case, and its notification remains pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

4. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean Pesos (equivalent to ThU.S.$ 4,904 as of December 31, 2020).

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 Chilean Pesos (equivalent to ThU.S$ 593 as of December 31, 2020).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

Currently, the discovery period is suspended due to the health contingency.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

5. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

Currently, the discussion period is over.

On February 16, 2021, the court summoned to the parties to a conciliation hearing, which is scheduled for March 24, 2021.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

6. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean Pesos (equivalent to ThU.S$ 141 as of December 31, 2020).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

Through a resolution dated November 11, 2020, the court received the trial case, and both parties were notified.

Currently, the discovery period is suspended due to the health contingency.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

7. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-393-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

Currently, the discussion period is over, pending the parties be summoned to a conciliation hearing.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2019 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $1,976,583,261 Argentine Pesos (ThU.S.$ 23,488 as of December 31, 2020) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On November 5, 2020, the Chamber considered the arguments made by Arauco and determined that a final ruling will be issued in the case.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2019, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $435,952,315 Argentine Pesos (ThU.S.$5,180 as of December 31, 2020).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa y Dynea.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company learned of an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

(i)

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,684 as of December 31, 2020) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

(ii)

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 6,175 as of December 31, 2020) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. Thus, we enter with a Tax Debt Cancellation Action and we are presenting a guarantee for the suspension of any collection an to obtain the Certificates of Tax Compliance until the final decision of the trial.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2020 and 2019 are as follows:

	12-31-2020	12-31-2019
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	386	1,259
Provisions for litigations	386	1,259
Provisions, non-Current	30,450	31,765
Provisions for litigations	6,968	8,265
Other provisions	23,482	23,500

Total Provisions	30,836	33,024

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2020
	Litigations (*)	Other Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	9,524	23,500	33,024
Changes in provisions
Increase in existing provisions	3,257	—	3,257
Used provisions	(2,832)	—	(2,832)
Increase (decrease) in foreign currency exchange	(2,240)	—	(2,240)
Other Increases (Decreases)	(355)	(18)	(373)
Total Changes	(2,170)	(18)	(2,188)
Closing balance	7,354	23,482	30,836

(*)	The increase in legal claims is comprised mainly by ThU.S.$3,045 and ThU.S.$212 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits

	12-31-2019
	Litigations (*)	Other Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,196	—	1,196
Increase through business combinations	815	—	815
Used provisions	(1,988)	—	(1,988)
Increase (decrease) in foreign currency exchange	(1,942)	—	(1,942)
Other Increases (Decreases)	646	—	646
Total Changes	(1,273)	—	(1,273)
Closing balance	9,524	23,500	33,024

(*)

The increase in legal claims is composed mainly of ThU.S.$1,006 and ThU.S.$92 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits. There are ThU.S.$98 corresponding to EUFORES from Uruguay in connection with a lawsuit against suppliers.

Increase through business combinations is due to Maderas y Sintéticos de México S.A. (current Arauco Industria de México, S.A. de C.V.) for ThU.S.$ 815 where there is a resolution against the company for a lawsuit related to trademark.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2020	12-31-2019
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	102,090	106,252
Computer software	31,877	39,065
Water rights	5,684	5,966
Customer	35,092	39,981
Other identifiable intangible assets	29,437	21,240

Classes of intangible Assets, Gross	232,391	220,222
Computer software	116,315	113,487
Water rights	5,684	5,966
Customer	75,626	74,723
Other identifiable intangible assets	34,766	26,046

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(130,301)	(113,970)
Accumulated amortization and impairment, intangible assets	(130,301)	(113,970)
Computer software	(84,438)	(74,422)
Customer	(40,534)	(34,742)
Other identifiable intangible assets	(5,329)	(4,806)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2020
	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	39,065	5,966	39,981	21,240	106,252
Changes
Additions	6,084	—	—	4,461	10,545
Additions through business combination	—	—	—	5,162	5,162
Disposals	(10)	—	—	—	(10)
Amortization	(10,112)	—	(5,120)	(329)	(15,561)
Increase (Decrease) related to foreign currency translation	(277)	—	231	(116)	(162)
Other Increases (Decreases)	(2,873)	(282)	—	(981)	(4,136)
Changes Total	(7,188)	(282)	(4,889)	8,197	(4,162)
Closing Balance	31,877	5,684	35,092	29,437	102,090

	12-31-2019
	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948	90,093
Changes
Additions	17,908	—	—	4,472	22,380
Additions through business combination	223	—	2,800	1,300	4,323
Disposals	(67)	—	—	—	(67)
Amortization	(8,008)	—	(4,769)	(360)	(13,137)
Increase (Decrease) related to foreign currency translation	177	—	316	(120)	373
Other Increases (Decreases)	2,287	—	—	—	2,287
Changes Total	12,520	—	(1,653)	5,292	16,159
Closing Balance	39,065	5,966	39,981	21,240	106,252

Years of Useful life (Average)
Computer Software	5

Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the Administrative Expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of December 31, 2020 out of which 1 million hectares are used for forestry planting, 496 thousand hectares are native forest, 109 thousand hectares are used for other purposes and 82 thousand hectares not yet planted.

For the period ended December 31, 2020, the production volume of logs totaled 18.5 million m3 (20.5 million m3 as of December 31, 2019).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2020 amounted to ThU.S.$182,950 (ThU.S.$ 154,705 as of December 31, 2019). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2020 amounted to ThU.S.$187,378 (ThU.S.$ 194,407 as of December 31, 2019).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 6.4% in Chile, 7.4% Brazil, 11.1% in Argentina and 6.5% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(145,489)
	-0,5	155,191
Margins (%)	10	459,818
	-10	(459,818)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement. A change in the assumption used for the probability of a change in the discount rate is accompanied by a change in the opposite direction in the assumption used before a change in the sales margins.

The adjustment to fair value of biological assets minus sale costs is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of December 31, 2020, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Current	302,710	275,792
Non-current	3,296,117	3,393,634
Total	3,598,827	3,669,426

Reconciliation of carrying amount of biological assets

	12-31-2020
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	275,792	3,393,634	3,669,426
Changes in real incurred cost	(1,140)	(68,081)	(69,221)
Additions through acquisition and costs of new plantations	2,590	182,746	185,336
Sales	—	(47,110)	(47,110)
Harvest	(99,300)	—	(99,300)
Increases (decreases) in Foreign Currency Translation	(12,889)	(85,393)	(98,282)
Loss of forest due to fires	(326)	(9,535)	(9,861)
Transfers from non-current to current	108,786	(108,786)	—
Other increases (decreases)	(1)	(3)	(4)
Changes in fair value	28,058	(29,436)	(1,378)
Gain (losses) arising from changes in fair value minus sale costs	—	182,950	182,950
Sales	—	15,184	15,184
Harvest	(182,753)	—	(182,753)
Loss of forest due to fires	—	(16,759)	(16,759)
Transfers from non-current to current	210,811	(210,811)	—
Total Changes	26,918	(97,517)	(70,599)
Closing balance	302,710	3,296,117	3,598,827

	12-31-2019
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	(22,719)	90,999	68,280
Additions through acquisition and costs of new plantations	9,195	217,562	226,757
Sales	—	(2,722)	(2,722)
Harvest	(133,335)	—	(133,335)
Increases (decreases) in Foreign Currency Translation	4,699	(23,091)	(18,392)
Loss of forest due to fires	—	(3,823)	(3,823)
Transfers from non-current to current	96,875	(96,875)	—
Other Increases (decreases)	(153)	(52)	(205)
Changes in fair value	(17,413)	(33,704)	(51,117)
Gain (losses) arising from changes in fair value minus sale costs	(6,588)	161,293	154,705
Sales	—	(4,015)	(4,015)
Harvest	(198,089)	—	(198,089)
Loss of forest due to fires	—	(3,718)	(3,718)
Transfers from non-current to current	187,264	(187,264)	—
Total Changes	(40,132)	57,295	17,163
Closing balance	275,792	3,393,634	3,669,426

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2020 and 2019 Arauco has made and / or has committed the following disbursements in major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

12-31-2020		Disbursements undertaken 2020				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	633	Assets	Properties, plants and equipments	979	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	25,947	Assets	Properties, plants and equipments	27,215	2021
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,750	Expenses	Operating costs	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,443	Assets	Properties, plants and equipments	9,660	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,693	Expenses	Operating costs	—	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	11,786	Expenses	Operating costs	—	—
Arauco Argentina S.A.	Construction emissary	In process	—	Assets	Properties, plants and equipments	697	2021
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	702	Assets	Properties, plants and equipments	10,368	2021
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	125	Assets	Properties, plants and equipments	560	2021
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,453	Assets	Properties, plants and equipments	2,147	2021
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	178	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	464	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	230	Assets	Properties, plants and equipments	435	2021
Forestal Arauco S.A.	Environmental improvement studies	In process	324	Expenses	Administration expenses	105	2021
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,983	Assets	Properties, plants and equipments	836	2021
Celulosa y Energía Punta Pereira S.A.	Environmental improvement studies	Finished	221	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	547	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	667	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	179	Expenses	Operating costs	69	2021
Arauco North America, Inc	Environmental improvement studies	In process	784	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	628	Assets	Properties, plants and equipments	—	—
Arauco Industria de México, S.A.de C.V.	Investment projects for the control and management solid industrial waste dumpsite for management of these in the future	Finished	223	Expenses	Operating costs	—	—

		TOTAL	61,960			53,071

12-31-2019		Disbursements undertaken 2019				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	267	Assets	Properties, plants and equipments	792	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	21,927	Assets	Properties, plants and equipments	53,111	2020
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	375	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,535	Assets	Properties, plants and equipments	6,595	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	15,570	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	348	Assets	Properties, plants and equipments	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	7,745	Expense	Operating cost	—	—
Arauco Argentina S.A.	Construction emissary	In process	40	Assets	Properties, plants and equipments	697	2020
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,174	Assets	Properties, plants and equipments	1,816	2020
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	987	Assets	Properties, plants and equipments	343	2020
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	208	Expense	Operating cost	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	647	Expense	Operating cost	—	—
Maderas Arauco S.A.	Environmental improvement studies	Finished	305	Assets	Properties, plants and equipments	—	—
Forestal Arauco S.A.	Environmental improvement studies	In process	626	Expense	Administration expenses	401	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	684	Assets	Properties, plants and equipments	2,567	2020
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	400	Assets	Properties, plants and equipments	100	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	448	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	210	Expense	Operating cost	63	2020
Arauco North America, Inc	Environmental improvement studies	In process	945	Assets	Properties, plants and equipments	530	2020

		TOTAL	56,441			67,015

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous periods corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Land	2,415	2,422
Buildings	1,256	1,256
Property, plant and equipment	206	758
Total	3,877	4,436

As of December 31, 2020 and 2019, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2020 and 2019, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	December 2020		December 2019
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets at fair value through profit or loss (held for trading)	199,771	199,771	634,079	634,079
Derivatives (1)	29	29	121	121
Mutual funds (2)	199,742	199,742	633,958	633,958
Financial assets at amortized cost	1,625,235	1,625,235	1,597,356	1,597,356
Cash and cash equivalents (amortized cost)	864,972	864,972	926,054	926,054
Cash	357,453	357,453	314,981	314,981
Time deposits	507,519	507,519	611,073	611,073
Accounts Receivable (net)	753,987	753,987	651,771	651,771
Trade and other receivables	647,924	647,924	562,419	562,419
Lease receivable	135	135	1,112	1,112
Other receivables	105,928	105,928	88,240	88,240
Accounts receivable due from related parties	6,274	6,274	17,526	17,526
Other financial assets (3)	2	2	2,005	2,005
Hedging assets	30,714	30,714	10,639	10,639

Financial liabilities at amortized cost (4)	6,824,202	7,641,425	6,733,957	7,001,457
Bonds issued denominated in U.S. Dollars	3,519,027	3,970,081	3,502,090	3,554,538
Bonds issued denominated in U.F. (5)	1,188,917	1,458,106	1,329,653	1,475,667
Bank Loans in U.S. Dollars	741,669	770,551	824,581	874,584
Bank borrowing denominated in U.S. Dollars	532,591	600,689	122,441	141,476
Lease liabilities	211,755	211,755	271,025	271,025
Trade and other payables	626,504	626,504	675,287	675,287
Accounts payable to related parties	3,739	3,739	8,880	8,880
Financial liabilities at fair value through profit or loss	74	74	33	33
Hedging Liabilities	39,586	39,586	134,242	134,242

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.

(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)	Corresponds to the balance of assets from margin call for current derivatives (collateral).

(4)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(5)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2020, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2020 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Derivatives	29		29
Mutual Funds	199,742	199,742

Hedging assets	30,714		30,714
Financial liabilities at fair value through profit or loss	74		74
Hedging liabilities	39,586		39,586

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given thath our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	December 2020	December 2019
	ThU.S.$	ThU.S.$
Interest bearing loans, current (a)	369,998	529,217
Other financial liabilities, current	307,136	460,846
Current Lease liabilities	63,640	69,208
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	778	837
Interest bearing loans, non-current (b)	5,823,961	5,520,573
Other financial liabilities, non-current	5,714,728	5,452,194
Non-current lease liabilities	148,115	201,817
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	38,882	133,438
Financial debt total (c)	6,193,959	6,049,790
Cash and cash equivalents	1,064,714	1,560,012
Other financial assets current	1,763	3,370
Total Cash (d)	1,066,477	1,563,382
Net Financial Debt (e)	5,127,482	4,486,408
Non-controlling interests	7,384,722	7,334,404
Equity attributable to owners of parent	30,913	35,011
Total Equity (f)	7,415,635	7,369,415
Debt to equity ratio (g)	0.69	0.61

(a)	Other Current Financial Liabilities + Current lease liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities + Non-current Lease liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	December 2020	December 2019
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	6,021,864	5,913,040
Other financial liabilities, current	307,136	460,846
Other financial liabilities, non-current	5,714,728	5,452,194
Lease liabilities (b)	211,755	271,025
Current lease liabilities	63,640	69,208
Non-current lease liabilities	148,115	201,817
Financial liabilities at fair value through profit or loss	74	33
Hedging liabilities (c)	39,586	134,242
Swaps	38,251	133,390
Forward	1,335	852
Financial debt total (d)	6,193,959	6,049,790
Cash and cash equivalents	1,064,714	1,560,012
Total Cash (e)	1,064,714	1,560,012
Net Financial Debt (f)	5,129,245	4,489,778
Non-controlling interests	7,384,722	7,334,404
Equity attributable to owners of parent	30,913	35,011
Total Equity (g)	7,415,635	7,369,415
Debt to equity ratio (h)	0.69	0.61

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Current lease liabilities + Non-current lease liabilities
(c)	Swaps + Forwards + Options
(d)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(e)	Cash and Cash Equivalents + Other Current Financial Assets
(f)	Total Financial Debt – Total Cash
(g)	Equity attributable to owners of controlling parent + Non-controlling interests
(h)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2020 and 2019:

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	32,053	58,871	90,924	214,092	584,344	3,818,584	4,617,020	4,707,944
Bank borrowing	30,774	184,660	215,434	473,233	335,247	250,346	1,058,826	1,274,260
Swap and Forward	778	—	778	38,882	—	—	38,882	39,660

Other Financial Liabilities, Total (a)	63,605	243,531	307,136	726,207	919,591	4,068,930	5,714,728	6,021,864

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Lease liabilities, Total (b)	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	585,428	41,076	626,504	—	—	—	—	626,504
Accounts payable to related companies	3,739	—	3,739	—	—	—	—	3,739

Accounts Payable, Total (c)	589,167	41,076	630,243	—	—	—	—	630,243

Financial Liabilities, Total (a) + (b) + (c)	671,403	329,616	1,001,019	812,171	941,497	4,109,175	5,862,843	6,863,862

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	22,374	254,330	276,704	201,427	577,884	3,775,728	4,555,039	4,831,743
Bank borrowing	69,971	113,334	183,305	196,611	502,772	64,334	763,717	947,022
Swap and Forward	837	—	837	133,438	—	—	133,438	134,275

Other Financial Liabilities, Total (a)	93,182	367,664	460,846	531,476	1,080,656	3,840,062	5,452,194	5,913,040

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025

Lease liabilities, Total (b)	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	672,809	248	673,057	2,230	—	—	2,230	675,287
Accounts payable to related companies	8,880	—	8,880	—	—	—	—	8,880

Accounts Payable, Total (c)	681,689	248	681,937	2,230	—	—	2,230	684,167

Financial Liabilities, Total (a) + (b) + (c)	796,389	415,602	1,211,991	651,314	1,127,064	3,877,863	5,656,241	6,868,232

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2020 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Consolidated Statements of Financial Position under Other Non-Current Financial Assets or Other Non-Current Financial Liabilities, respectively. The effects for the period are presented in Consolidated statement of changes in equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2020 and 2019, is presented below:

Financial Instruments	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	29	121
Derivatives (1)	29	121

Hedging Assets	30,714	10,639
Derivatives (1)	4,343	5,827
Cross Currency Swaps	26,371	4,812

Financial liabilities at fair value through profit or loss	(74)	(33)
Derivatives (1)	(74)	(19)
Forward (2)	—	(14)

Hedging Liabilities	(39,586)	(134,242)
Cross Currency Swaps	(4,245)	(22,842)
Derivatives (1)	(35,341)	(111,400)

(1)	Includes Swap, Zero Cost Collar, and Forward and IRS from Chile, USA and Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2020 and 2019:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
F	Deutsche Bank - U.E.	35,687,705	818,182	10-30-2011	10-30-2021	(1,775)	(4,435)
F	JP Morgan - N.A.	35,687,705	818,182	10-30-2011	10-30-2021	(1,755)	(4,392)
F	Scotiabank - Chile	31,439,809	818,182	10-30-2014	04-30-2023	2,825	615
F	Scotiabank - Chile	31,400,541	818,182	10-30-2014	04-30-2023	2,965	801
F	Santander - Chile	31,072,144	818,182	10-30-2014	04-30-2023	3,341	1,214
F	BCI - Chile	30,781,277	818,182	10-30-2014	04-30-2023	3,697	1,611
F	Banco de Chile - Chile	31,072,144	818,182	04-30-2019	10-30-2029	2,493	418
J	Itau - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	—	(5,123)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	—	(5,123)
J	Deutsche - U.K.	42,864,859	1,000,000	09-01-2010	09-01-2020	—	(5,132)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	—	(5,118)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	—	(5,075)
P	Itau - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(4,727)	(7,100)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(5,241)	(7,420)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(94)	(2,416)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	718	(1,609)
P	Deutsche - U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	720	(1,594)
Q	BCI - Chile	5,398,153	125,000	10-01-2014	04-01-2021	(267)	(1,755)
Q	BCI - Chile	5,399,587	125,000	10-01-2014	04-01-2021	(266)	(1,747)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(3,812)	(11,059)
R	JP Morgan - U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(1,154)	(3,461)
R	Itau - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(1,208)	(3,486)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	9,612	153
W	Goldman Sachs - N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,029)	(3,360)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(1,939)	(3,169)
W	Goldman Sachs - N.A.	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,390)	(2,766)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(2,675)	(1,036)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(1,955)	(614)

						(3,916)	(82,178)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(1,027)	(4,903)
Banco de Chile - Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(488)	(2,428)
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(896)	(4,846)
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(2,048)	(9,740)
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(595)	(2,493)

					(5,054)	(24,410)

Forward

Forward contracts to hedge the exchange rate risk exposure in connection with construction company contracts in local currency. Arauco Chile has no forward contracts as of December 31, 2020. The contracts as of December 31, 2019 are detailed in the following table:

Institution	Amount U.S.$	Amount CLP	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Banco de Chile - Chile	7,896,461	5,446,189,313	10-11-2019	12-11-2020	—	(3,543)
Banco de Chile - Chile	7,886,170	5,446,189,313	10-11-2019	12-11-2020	—	(3,482)
BCI - Chile	7,873,629	5,446,189,313	10-11-2019	12-11-2020	—	(3,408)
Itau - Chile	7,880,465	5,446,189,313	10-11-2019	12-11-2020	—	(3,449)
Itau - Chile	7,836,244	5,446,189,313	10-11-2019	12-11-2020	—	(3,188)
Itau - Chile	7,783,384	5,446,189,314	10-11-2019	12-11-2020	—	(3,065)
BCI - Chile	7,590,508	5,446,189,314	10-11-2019	12-11-2020	—	(1,855)
Itau - Chile	9,800,539	7,625,015,061	01-10-2020	12-11-2020	—	2,131
Scotiabank - Chile	9,791,980	7,625,015,061	01-10-2020	12-11-2020	—	2,175

					—	(17,684)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Arauco needs to minimize the risk of the exchange rate, as it holds debt in other currencies different from U.S. dollars. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in other currencies of the liabilities described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Zero Cost Collars

Zero cost collar to cover the exposure to the Fuel Oil No. 6 and Brent, instruments for oil used by our plants.

Commodity	Institution	Volume	Unit	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan—N.A.	123,906	bbl	11-01-2020	04-01-2021	1,029	—
Fuel Oil N°6	Goldman Sachs—N.A.	61,953	bbl	11-01-2020	04-01-2021	516	—
Brent	BNP Paribas – E.U.	220,000	bbl	08-01-2021	07-01-2022	280	—
Brent	Goldman Sachs—N.A.	220,000	bbl	08-01-2021	07-01-2022	404	—

						2,229	—

Interest Rate Swap

Interest rate swap to fix the rate associated to loans with a variable rate.

Institution	Amount US$	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Goldman Sachs—N.A.	100,000,000	03-27-2020	09-27-2023	(750)	—
MUFG—N.A.	100,000,000	03-27-2020	09-27-2023	(737)	—

				(1,487)	—

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Arauco Colombia has not forward contracts as of December 31, 2020. The contracts as of December 31, 2019 are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	2,100	11-07-2019	01-14-2020	(8)
USDCOP	Corpbanca Colombia	1,700	11-25-2019	02-11-2020	(6)

					(14)

23.4.3. Uruguay

Forward

As of December 31, 2020 and 2019, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	16,205	768
UYUUSD	HSBC-Uruguay	5,855	366
EURUSD	HSBC-Uruguay	1,062	41

			1,175

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	8,070	(182)
UYUUSD	HSBC-Uruguay	12,915	(264)
UYUUSD	Citibank U.K.	1,500	(101)
UYUUSD	Itaú-Uruguay	3,710	(4)
EURUSD	Citibank U.K.	833	(20)

			(571)

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2020 and 2019, are detailed below:

Commodity	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	7,059	190
Fuel Oil N°6	DNB Bank ASA	4,923	(72)

			118

Commodity	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	6,925	878
Fuel Oil N°6	DNB Bank ASA	5,241	472

			1,350

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2020 and 2019 is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
USD	DNB Bank ASA	25,319	(559)

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	33,758	(8)

23.4.4. Estados Unidos

Interest Rate Swap

As of December 31, 2020, Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2020 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	December 2020 Fair Value ThU.S.$
JP Morgan—N.A.	100,000,000	04-28-2020	10-28-2023	(474)
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	(486)
JP Morgan—N.A.	100,000,000	04-28-2020	10-28-2023	(463)

				(1,423)

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

As of December 31, 2020 and 2019, there are provisions for impairment for ThU.S.$ 8,000 and ThU.S.$ 16,368, respectively.

	December 2020 ThU.S.$	December 2019 ThU.S.$
Financial assets at amortized cost	1,625,235	1,597,356
Cash and cash equivalents (Mutual Funds not included)	864,972	926,054
Cash	357,453	314,981
Time Deposits	507,519	611,073
Trade and other receivables (net)	760,261	669,297
Trade and other receivables	647,924	562,419
Lease receivable	135	1,112
Other receivables	105,928	88,240
Accounts receivable from related parties	6,274	17,526
Other financial assets	2	2,005

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2020 and 2019, classified by currency is as follows:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Cash and Cash Equivalents	1,064,714	1,560,012
U.S. Dollars	773,822	1,412,688
Euro	3,891	2,264
Mexican pesos	43,049	13,684
Other currencies	194,942	68,916
Chilean pesos	49,010	62,460

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2020 and 2019:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Trades and other current receivables	737,381	642,315

U.S. Dollars	542,296	435,663
Euros	10,448	8,483
Mexican pesos	30,856	33,981
Other currencies	54,118	74,544
Chilean pesos	96,847	86,954
U.F.	2,816	2,690

Accounts receivable from related parties, current	6,274	17,526
U.S. Dollars	369	1,319
Other currencies	829	197
Chilean pesos	5,076	15,512
U.F.	—	498

Trade and other non-current receivables	16,606	9,456
U.S. Dollars	13,637	3,691
Other currencies	40	351
Chilean pesos	2,859	2,983
U.F.	70	2,431

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	December 2020 ThU.S.$	December 2019 ThU.S.$
Total Financial Liabilities	6,863,862	6,868,232
Financial liabilities at fair value through profit or loss (held for trading)	74	33
Hedging Liabilities	39,586	134,242
Financial Liabilities Measured at Amortized Cost	6,824,202	6,733,957

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2020 and 2019.

	December 2020 ThU.S.$	December 2019 ThU.S.$
Bank borrowings - current portion	123,087	62,220
Bonds issued - current portion	80,074	85,641
Total	203,161	147,861

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		12-31-2020	12-31-2019	12-31-2020	12-31-2019
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,824,202	6,733,957	7,641,425	7,001,457
Bonds Issued	U.S. Dollar	3,519,027	3,502,090	3,970,081	3,554,538
Bonds Issued	U.F.	1,188,917	1,329,653	1,458,106	1,475,667
Bank borrowings	U.S. Dollar	741,669	824,581	770,551	874,584
Bank borrowings	Euro	531,181	116,259	600,689	141,476
Bank borrowings	Other currencies	1,410	6,182	—	—
Lease liabilities	U.F.	27,373	41,633	27,373	41,633
Lease liabilities	Chilean pesos	77,158	107,046	77,158	107,046
Lease liabilities	Mexican pesos	644	10,025	644	10,025
Lease liabilities	U.S. Dollar	87,822	83,585	87,822	83,585
Lease liabilities	Euro	314	52	314	52
Lease liabilities	Other currencies	18,444	28,684	18,444	28,684
Trades and Other Payables	U.S. Dollar	153,860	157,754	153,860	157,754
Trades and Other Payables	Euro	11,924	20,414	11,924	20,414
Trades and Other Payables	Mexican pesos	26,400	22,272	26,400	22,272
Trades and Other Payables	Other currencies	99,428	94,946	99,428	94,946
Trades and Other Payables	Chilean pesos	298,908	348,155	298,908	348,155
Trades and Other Payables	U.F.	35,984	31,746	35,984	31,746
Accounts payable to related parties	U.S. Dollar	236	454	236	454
Accounts payable to related parties	Chilean pesos	3,503	8,426	3,503	8,426

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2020 and 2019 are as follows:

	December 2020 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	306,358	5,675,846	5,982,204
Lease liabilities	63,640	148,115	211,755
Trade and other payables	626,504	—	626,504
Accounts payable to related parties	3,739	—	3,739

Total Financial Liabilities Measured at Amortized Cost	1,000,241	5,823,961	6,824,202

	December 2019 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	460,009	5,318,756	5,778,765
Lease liabilities	69,208	201,817	271,025
Trade and other payables	673,057	2,230	675,287
Accounts payable to related parties	8,880	—	8,880

Total Financial Liabilities Measured at Amortized Cost	1,211,154	5,522,803	6,733,957

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Opening balance	9,010	13,395
Gains (losses) on cash flow hedges, before tax	8,222	23,156
Reclassification adjustments on cash flow hedges, before tax	(67,785)	(29,227)
Income tax relating to cash flow hedges of other comprehensive income	13,546	1,686
Closing balance	(37,007)	9,010

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2020 ThU.S.$	December 2019 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,188,917	1,329,653	N/R	✓
Syndicate Loan Scotiabank	200,022	200,703	✓	✓
Syndicate Loan Banco Estado - Grayling	300,121	301,452	✓	✓
Syndicate ECA Banco BNP Paribas	531,181	116,259	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2020 and 2019, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2020 and 2019, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2020 and 2019 is as follows:

	December 2020	December 2019
	ThU.S.$	ThU.S.$
Equity	7,415,635	7,369,415
Bank borrowings	1,274,260	947,022
Lease liabilities	211,755	271,025
Bonds issued	4,707,944	4,831,743

Capitalization	13,609,594	13,419,205

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2020	December 2019
	ThU.S.$	ThU.S.$
Current Receivables
Trade receivables	646,607	559,164
Financial lease receivables	109	912
Other debtors	90,665	82,239
Net subtotal	737,381	642,315

Trade receivables	649,680	568,123
Financial lease receivables	109	912
Other debtors	93,168	85,848
Gross subtotal	742,957	654,883

Provision for doubtful trade receivables	3,073	8,959
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	2,503	3,609
Subtotal Bad Debt	5,576	12,568

Non-Current Receivables

Trade receivables	1,317	3,255
Financial lease receivables	26	200
Other debtors	15,263	6,001
Net Subtotal	16,606	9,456

Trade receivables	3,741	7,055
Financial lease receivables	26	200
Other debtors	15,263	6,001
Gross subtotal	19,030	13,256

Provision for doubtful trade receivables	2,424	3,800
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	2,424	3,800

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2020, Arauco’s balance for commercial debtors was ThU.S.$ 653,421 of which, according to the agreed sales conditions, 52.67% corresponded to sales on credit (open account), 46.75% to sales with letters of credit and 0.58% to other types of sales, distributed in 2,359 debtors. The client with the largest Open Account debt represented 1.53% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2020

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	625,225	21,502	474	96	636	11	70	72	299	5,036	653,421
%	95.68%	3.29%	0.07%	0.01%	0.10%	0.00%	0.01%	0.01%	0.05%	0.78%	100%

December 31, 2019

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	531,881	28,469	899	309	18	846	22	34	389	12,311	575,178
%	92.47%	4.95%	0.16%	0.05%	0.00%	0.15%	0.00%	0.01%	0.07%	2.14%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	302,718	2,625	92	38	—	—	—	—	—	—	305,473
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	319,874	17,775	355	58	636	11	70	72	299	5,036	344,186
Loss allowance provision	—	—	12	6	64	1	7	72	299	5,036	5,497
Expected loss rate	0.00%	0.00%	3.38%	10.34%	10.06%	9.09%	10.00%	100.00%	100.00%	100.00%

Others	2,633	1,102	27	—	—	—	—	—	—	—	3,762
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Trade receivables, total (ThU.S.$)	625,225	21,502	474	96	636	11	70	72	299	5,036	653,421
Allowance for doubtful accounts, total (ThU.S.$)	—	—	12	6	64	1	7	72	299	5,036	5,497

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2020 and 2019:

	December 2020	December 2019
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	(16,368)	(15,147)
Increase in loan loss allowance recognised in profit or loss during the year	(1,369)	(2,506)
Receivables written off during the year as uncollectible	6,970	163
Unused amount reversed	2,767	1,122
Closing balance	(8,000)	(16,368)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes SPA. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the credit sales for all companies in the Arauco group that have a valid insurance policy. The top lines are from nominated clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$100,714, effective as of December 2020, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	7,1%
Standby	8,680	8,6%
Promissory notes	78,575	78,0%
Finance	2,570	2,6%
Mortgage	2,207	2,2%
Pledge	175	0,2%
Promissory notes	1,400	1,4%

Total Guarantees	100,714	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 94.3% and, therefore, Arauco’s portfolio exposure amounts to 5.7%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	368,481	100.0%
Secured receivables (*)	347,478	94.3%
Unsecured receivables	21,003	5.7%

(*) Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2020 and 2019. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	1.379	1.378	2.733	202.733	—	—	—	2.756	205.465	1.35%	Libor 6M+1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	31.224	57.365	56.798	56.251	55.658	216.997	31.224	443.068	1.06%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	1.117	1.104	2.172	2.123	—	—	—	2.221	4.295	2.33%	Libor 6M+2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	—	18.341	—	—	—	—	—	18.341	—	1.00%	1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4.517	4.466	8.785	8.588	—	—	—	8.982	17.373	2.33%	Libor 6M+2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finn Vera/ Finnish Export Credit	25.589	25.200	49.269	24.065	—	—	—	50.789	73.335	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	187	155	218	93	—	—	—	342	311	—	—
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26.551	—	—	—	—	—	26.551	—	1.54%	Libor 6M+1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	—	2.514	—	—	—	—	—	2.514	—	1.16%	Libor 6M+0.9%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12.564	—	—	—	—	—	12.564	—	1.05%	1.05%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	5.025	—	—	—	—	—	5.025	—	1.00%	1.00%
—	Eufores S.A.	U.S. Dollars	Santander	—	27.133	—	—	—	—	—	27.133	—	1.00%	1.00%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.54%	Libor 6M+1.3%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	255	243	—	—	—	—	255	243	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	226	215	—	—	—	—	226	215	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	36	106	100	—	—	—	—	142	100	7.46%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	22	64	60	—	—	—	—	86	60	8.46%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	40	116	124	—	—	—	—	156	124	5.80%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito D	25	72	67	—	—	—	—	97	67	9.66%	TJLP +5.11%
	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile— NY Branch	—	35.657	35.077	34.496	212.036	—	—	35.657	281.610	1.91%	Libor 6M+1.65%

			Total	32,912	192,705	156,428	328,896	268,287	55,658	216,997	225,615	1,026,266

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	25,426	24,644	23,863	23,081	22,299	81,380	25,426	175,266	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	10,170	9,858	9,545	9,232	8,920	32,552	10,170	70,107	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	8,098	26,500	25,764	25,027	24,291	149,427	8,098	251,009	4,00%	4,00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	10,375	—	—	—	—	—	10,375	—	3,00%	3,00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	7,295	7,295	7,295	7,295	7,295	273,750	7,295	302,930	3,60%	3,60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,878	4,878	4,878	4,878	4,878	209,325	4,878	228,837	2,40%	2,40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,563	2,563	2,563	2,563	2,563	130,356	2,563	140,608	2,10%	2,10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	6,032	6,032	6,032	6,032	6,032	333,461	6,032	357,589	2,70%	2,70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	129,164	—	—	—	—	5,992	129,164	4,75%	4,75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	522,500	—	—	22,500	567,500	4,50%	4,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	538,750	19,375	616,250	3,88%	3,88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	884,000	22,000	972,000	5,50%	5,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	574,375	21,250	659,375	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,146,250	27,500	1,256,250	5,50%	5,50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	594,500	21,000	678,500	4,20%	4,20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,130,875	25,750	1,233,875	5,15%	5,15%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	1,493	512	3,541	4,84%	4,84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	113	149	112	—	—	—	151	261	4,00%	4,00%

			Total	37,787	203,080	370,970	239,939	737,995	213,665	6,080,494	240,867	7,643,062

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	527	1,563	1,578	1,057	569	431	271	2,090	3,906
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	1,511	2,005	1,410	41	—	—	—	3,516	1,451
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	384	259	153	76	—	—	—	643	229
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,518	3,812	4,459	46	—	—	—	5,330	4,505
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	72	217	120	—	—	—	—	289	120
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	116	334	34	—	—	—	—	450	34
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	39	35	—	—	—	—	52	35
—	Arauco Argentina S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,386	1,002	668	—	—	1,387	3,056
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	744	2,316	1,804	1,589	750	—	—	3,060	4,143
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	10	8	—	—	—	—	13	8
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	14	42	38	1	—	—	—	56	39
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	118	355	177	—	—	—	—	473	177
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	7	17	16	2	—	—	—	24	18
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	676	2,027	2,476	2,702	2,702	2,702	4,728	2,703	15,310
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	5	8	5	—	—	—	—	13	5
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	75	226	301	301	75	—	—	301	677
—	Arauco do Brasil S.A.	U.S. Dollars	IT equipment	—	—	—	—	—	—	—	—	—
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	34	64	49	3	—	—	—	98	52
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	84	252	408	—	—	—	—	336	408
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	428	1,283	1,597	1,170	—	—	—	1,711	2,767
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	197	527	603	312	141	88	27	724	1,171
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	18	55	74	18	—	—	—	73	92
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Plants and equipments	1,612	—	—	—	—	—	—	1,612	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	5,055	15,165	20,220	7,005	—	—	—	20,220	27,225
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	30	—	—	—	—	181	30
—	Arauco North America, Inc.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	267	822	1,156	1,285	1,426	1,581	3,275	1,089	8,723
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	38	118	247	138	123	—	—	156	508
—	Arauco North America, Inc.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	25	78	9	—	—	—	—	103	9
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	13	41	57	91	34	—	—	54	182
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	139	418	383	384	384	384	7,094	557	8,629
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Lands	975	2,980	5,744	5,549	5,245	4,819	32,721	3,955	54,078
—	Eufores S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	2,445	1,223	7,333
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	210	117	117	49	—	—	280	283
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,906	10,298	12,736	5,840	—	—	—	14,204	18,576
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	125	322	345	105	28	6	2	447	486
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	—	—	—	—	—	—	10	—
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accesories	137	411	—	—	—	—	—	548	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	12	11	10	—	—	—	20	21
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	17	52	77	79	81	7	—	69	244
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	26	80	112	98	—	—	—	106	210
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	358	970	2,251	1,859	1,815	—	—	1,328	5,925
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Plants and equipments	261	—	—	—	—	—	—	261	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	94	288	131	—	—	—	—	382	131
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	20	59	17	—	—	—	—	79	17
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	24	62	70	16	—	—	—	86	86
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	21	40	38	21	5	—	—	61	64

			Total	20,443	49,930	61,704	32,139	15,317	11,240	50,563	70,373	170,963

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	3,179	3,014	5,979	5,979	205,979	—	—	6,193	217,937	3.14%	Libor 6M + 1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	1,209	7,792	14,316	14,175	14,038	68,044	1,209	118,365	1.06%	1.06%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo A	1,216	1,196	2,325	2,238	2,152	—	—	2,412	6,715	4.10%	Libor 6M + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo B	2,906	2,852	—	—	—	—	—	5,758	—	3.85%	Libor 6M + 1.80%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4,919	4,838	9,403	9,052	8,702	—	—	9,757	27,157	4.10%	Libor 6M + 2.05%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo B	11,754	11,536	—	—	—	—	—	23,290	—	3.85%	Libor 6M + 1.80%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Finn Vera/ Finnish Export Credit	26,366	26,008	50,823	49,286	24,065	—	—	52,374	124,174	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	BBVA	—	14,222	—	—	—	—	—	14,222	—	3.22%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26,769	—	—	—	—	—	26,769	—	3,22%	Libor 6M +1.30%
	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	559	—	—	—	—	—	559	—	3,22%	Libor 6M +1.30%
—	Eufores S.A.	U.S. Dollars	Citibank	—	4,062	—	—	—	—	—	4,062	—	3.14%	Libor 6M + 1.25%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12,695	—	—	—	—	—	12,695	—	3.20%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Heritage	1,361	—	—	—	—	—	—	1,361	—	3.21%	Libor 3M + 1.30%
—	Eufores S.A.	U.S. Dollars	Santander	20,328	—	—	—	—	—	—	20,328	—	3.29%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Santander	—	5,080	—	—	—	—	—	5,080	—	3.21%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	2,541	—	—	—	—	—	2,541	—	3.22%	Libor 6M + 1.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	27	291	278	—	—	—	27	569	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito A	7	63	185	130	—	—	—	70	315	8.48%	TJLP + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito B	5	39	112	78	—	—	—	44	190	9.48%	TJLP + 3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	BNDES Subcrédito C	5	43	159	124	—	—	—	48	283	7.22%	Cesta + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito D	6	45	127	87	—	—	—	51	214	10.68%	TJLP + 5.11%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	30	328	313	—	—	—	30	641	5.00%	5.00%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito E	592	1,151	—	—	—	—	—	1,743	—	8.48%	TJLP+2.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito I	357	692	—	—	—	—	—	1,049	—	9.48%	TJLP+3.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito F	400	772	—	—	—	—	—	1,172	—	10.68%	TJLP+5.11%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito J	66	128	—	—	—	—	—	194	—	8.48%	TJLP+2.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito H	40	77	—	—	—	—	—	117	—	9.48%	TJLP+3.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito L	44	86	—	—	—	—	—	130	—	10.68%	TJLP+5.11%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito G	483	1,095	—	—	—	—	—	1,578	—	7.22%	Cesta+2.91%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito K	54	122	—	—	—	—	—	176	—	7.22%	Cesta+2.91%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile—NY Branch	—	10,895	40,563	39,480	38,396	213,803	—	10,895	332,242	3.56%	Libor 6M + 1.65%

			Total	74,088	131,846	118,087	121,361	293,469	227,841	68,044	205,934	828,802

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	24,234	23,511	22,789	22,066	21,343	95,871	24,234	185,579	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	9,694	9,405	9,115	8,826	8,537	38,348	9,694	74,232	4,25%	4,25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	3,047	192,098	—	—	—	—	—	195,145	—	3.25%	3.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	7,488	7,488	24,504	23,823	23,143	160,636	7,488	239,594	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	19,609	9,593	—	—	—	—	19,609	9,593	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,746	6,746	6,746	6,746	6,746	259,880	6,746	286,864	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,510	4,510	4,510	4,510	4,510	198,071	4,510	216,111	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,370	2,370	2,370	2,370	2,370	122,909	2,370	132,389	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,577	5,577	5,577	5,577	5,577	313,926	5,577	336,234	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2019	—	—	—	—	—	—	—	—	—	7.25%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	—	—	—	—	—	—	—	—	—	5.00%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	5,993	129,164	—	—	—	5,992	135,157	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	22,500	522,500	—	22,500	590,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	558,125	19,375	635,625	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	906,000	22,000	994,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	595,625	21,250	680,625	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,173,750	27,500	1,283,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	5,250	10,500	21,000	21,000	21,000	21,000	615,500	15,750	699,500	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	6,438	12,875	25,750	25,750	25,750	25,750	1,156,625	19,313	1,259,625	5.50%	5.50%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	2,005	512	4,053	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	114	152	149	112	—	—	152	413	4.00%	4.00%

			Total	29,147	400,570	235,232	364,811	233,917	732,113	6,197,271	429,717	7,763,344

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	465	1,462	1,932	1,459	977	528	649	1,927	5,545
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	4,644	9,357	7,576	3,823	38	—	—	14,001	11,437
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	—	16	16	16	16	16	190	16	254
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	860	2,431	885	259	74	—	—	3,291	1,218
—	Arauco Argentina	U.S. Dollars	Buildings and constructions	122	361	450	35	—	—	—	483	485
—	Arauco Argentina	U.S. Dollars	IT equipment	13	39	53	35	—	—	—	52	88
—	Arauco Argentina	U.S. Dollars	Other property, plant and equipment	347	1,040	1,386	1,386	1,002	668	—	1,387	4,442
—	Arauco Argentina	U.S. Dollars	Motor vehicles	382	1,145	1,162	809	684	297	—	1,527	2,952
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other property, plant and equipment	192	577	722	288	—	—	—	769	1,010
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	4	13	17	10	—	—	—	17	27
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	6	17	18	11	—	—	—	23	29
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	871	2,612	3,193	3,483	3,483	9,579	—	3,483	19,738
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	595	1,389	—	—	—	—	—	1,984	—
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	6	17	18	—	—	—	—	23	18
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	272	655	454	393	376	94	—	927	1,317
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	407	1,217	1,582	1,477	1,082	—	—	1,624	4,141
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	201	593	670	558	288	131	106	794	1,753
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	19	58	70	70	17	—	—	77	157
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Other property, plant and equipment	1,612	—	1,612	—	—	—	—	1,612	1,612
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,800	14,399	19,199	19,199	6,651	—	—	19,199	45,049
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	181	30	—	—	—	181	211
—	Arauco North America, Inc.	U.S. Dollars	Lands	1	4	193	83	—	—	—	5	276
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	15	55	2,741	1,303	1,335	1,367	4,415	70	11,161
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	—	2	80	52	40	—	—	2	172
—	Arauco Canada Limited	Canadian Dollars	Other property, plant and equipment	2	3	142	—	—	—	—	5	142
—	Arauco Canada Limited	Canadian Dollars	Motor vehicles	—	2	83	72	—	—	—	2	155
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	1,477	4,432	5,909	5,909	5,909	5,909	76,821	5,909	100,457
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Other property, plant and equipment	262	786	373	373	373	373	7,275	1,048	8,767
—	Eufores S.A.	U.S. Dollars	Lands	546	1,637	5,383	5,240	5,057	4,752	34,676	2,183	55,108
—	Eufores S.A.	U.S. Dollars	Other property, plant and equipment	306	917	1,222	1,222	1,222	1,222	3,667	1,223	8,555
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	119	358	280	117	117	49	—	477	563
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,804	11,411	13,487	12,093	5,545	—	—	15,215	31,125
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	126	359	413	319	97	26	7	485	862
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	5	5	5	5	5	55	5	75
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	31	10	—	—	—	—	41	10
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accessories	137	411	548	—	—	—	—	548	548
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	17	12	11	7	—	—	24	30
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	549	614	1,933	1,932	1,834	1,784	904	1,163	8,387
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	125	125	80	—	—	—	—	250	80
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	—	772	578	—	—	—	—	772	578
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Motor vehicles	—	139	404	404	—	—	—	139	808
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	8	8	8	3	—	—	27
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	5	—	—	—	—	—	5
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	318	291	—	—	—	—	609
—	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Buildings and constructions	—	—	277	277	277	93	—	—	924
—	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Motor vehicles	—	25	110	58	16	—	—	25	184
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	22	67	79	65	15	—	—	89	159
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Lands	—	22	22	22	22	22	109	22	197
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	30	75	56	35	20	5	—	105	116

			Total	23,401	59,803	75,947	63,232	36,587	26,923	128,874	83,204	331,563

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$41 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2020, the total assets pledged as an indirect guarantee were MU.S.$ 451. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,570	Regional Road Administration (Bío - Bío region)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,240	Ministry of Public Works (MOP)
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	5,378	Transelec S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	29,502	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	410	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	463	Bank Votorantim S.A.
		Total		41,260

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	150,000	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	300,000	Arauco North America, Inc.
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	266	Arauco Forest Brasil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	517	Arauco Forest Brasil
		Total		450,783

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 42.36% (equivalent to ThU.S.$ -/+ 10,719), and +/- 0.14% of equity (equivalent to ThU.S.$ -/+ 10,719).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 7.77% (equivalent to ThU.S.$-/+$1,966) and a change on the equity of +/- 1.08% (equivalent to ThU.S. -/+$80,073).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2020, 9.1% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.42% (equivalent to ThU.S.$-/+ 106) and +/- 0.001% (equivalent to ThU.S.$-/+ 106) on equity.

Thousands of dollars	December 2020 ThU.S.$	Total
Fixed rate	5,631,837	90.9%
Bonds issued	4,707,944
Bank borrowings (*)	712,138
Lease liabilities	211,755
Variable rate	562,122	9.1%
Bonds issued	—
Loans with Banks	562,122
Total	6,193,959	100.0%

Thousands of dollars	December 2019 ThU.S.$	Total
Fixed rate	5,382,970	89.0%
Bonds issued	4,831,743
Bank borrowings (*)	280,202
Lease liabilities	271,025
Variable rate	666,820	11.0%
Bonds issued	—
Loans with Banks	666,820
Total	6,049,790	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2020, revenue due to pulp sales accounted for 42.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 554.4% (equivalent to ThU.S.$-/+ 140,300) on the income for the year after tax and +/- 1.89% (equivalent to ThU.S.$ -/+ 140,300) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP).

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 38 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.6 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.4 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of December 31, 2020, of which 1 million hectares are used for plantations, 496 thousand hectares for native forests, 109 thousand hectares for other uses and 82 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Period ended December 31, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	1,928,893	109,954	2,623,465	—	—	4,662,312		4,662,312
Revenues from rendering of services	63,907	6,524	15	111	—	70,557		70,557

Revenues from external customers	1,992,800	116,478	2,623,480	111	—	4,732,869		4,732,869
Revenues from transactions with other operating segments	43,392	1,067,897	21,556	34,149		1,166,994	(1,166,994)	—

Finance income	—	—	—	—	29,449	29,449		29,449
Finance costs	—	—	—	—	(268,179)	(268,179)		(268,179)
Net finance costs	—	—	—	—	(238,730)	(238,730)		(238,730)

Depreciation and amortizations	275,088	37,004	192,295	1,547	10,078	516,012		516,012
Other income	10,069	225,251	42,723	89	5,684	283,816		283,816
Other expenses	76,776	37,944	50,369	1	17,793	182,883		182,883

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	1,346	—	—	3,475	4,821		4,821
Joint ventures	—	—	(1,994)	—	(510)	(2,504)		(2,504)

Income tax expense	—	—	—	—	(41,848)	(41,848)		(41,848)

Profit (loss) of each reportable segment	76,062	125,486	260,504	(2,927)	(433,820)	25,305		25,305

Geographical information on revenues
Revenue – Chilean entities	1,438,461	37,599	1,136,322	111	—	2,612,493		2,612,493
Revenue – Foreign entities	554,339	78,879	1,487,158	—	—	2,120,376		2,120,376
Total Ordinary Income	1,992,800	116,478	2,623,480	111	—	4,732,869		4,732,869

Period ended December 31, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,343,057	279,233	95,672	437	2,639	1,721,038	—	1,721,038
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	19,433	19,433	—	19,433

Period ended December 31, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	6,517,578	5,025,993	2,886,177	24,941	1,623,700	16,078,389	(50,070)	16,028,319
Segments assets (excluding deferred tax assets)	6,517,578	5,025,993	2,886,177	24,941	1,617,659	16,072,348	(50,070)	16,022,278
Deferred tax assets					6,041	6,041		6,041
Investments accounted through equity method
Associates	—	29,205	—	—	56,509	85,714		85,714
Joint Ventures	—	—	187,388	—	43,837	231,225		231,225
Segment liabilities	239,646	254,419	471,024	8,574	7,639,021	8,612,684		8,612,684
Segment liabilities (excluding deferred tax liabilities)	239,646	254,419	471,024	8,574	6,175,135	7,148,798		7,148,798
Deferred tax liabilities					1,463,886	1,463,886		1,463,886

Geographical information on non-current assets
Chile	4,139,221	3,348,254	588,973	24,305	314,330	8,415,083	(6,380)	8,408,703
Foreign countries	1,581,845	1,149,560	1,277,666	—	66,220	4,075,291		4,075,291
Non-current assets, Total	5,721,066	4,497,814	1,866,639	24,305	380,550	12,490,374	(6,380)	12,483,994

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,297,042	127,909	2,820,538	—		5,245,489		5,245,489
Revenues from rendering of services	75,428	7,782	73	442		83,725		83,725

Revenues from external customers	2,372,470	135,691	2,820,611	442		5,329,214		5,329,214
Revenues from transactions with other operating segments	40,187	1,133,510	24,728	36,290		1,234,715	(1,234,715)	—

Finance income	—	—	—	—	32,582	32,582		32,582
Finance costs	—	—	—	—	(273,639)	(273,639)		(273,639)
Net finance costs	—	—	—	—	(241,057)	(241,057)		(241,057)

Depreciation and amortizations	272,181	46,265	190,040	1,396	9,498	519,380		519,380
Other income	10,773	168,651	32,943	84	41,616	254,067		254,067
Other expenses	82,615	25,550	81,784	493	13,256	203,698		203,698

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	4,120	—	—	3,296	7,416		7,416
Joint ventures	—	—	(688)	—	1,047	359		359

Income tax expense	—	—	—	—	(535)	(535)		(535)

Profit (loss) of each reportable segment	328,793	24,393	67,334	(2,521)	(356,029)	61,970		61,970

Geographical information on revenues
Revenue – Chilean entities	1,714,234	56,307	1,124,941	442		2,895,924		2,895,924
Revenue – Foreign entities	658,236	79,384	1,695,670	—		2,433,290		2,433,290
Total Ordinary Income	2,372,470	135,691	2,820,611	442		5,329,214		5,329,214

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	817,928	295,683	162,731	1,096	2,769	1,280,207	—	1,280,207
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	171,841	171,841	—	171,841

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,566,128	5,222,381	3,101,716	21,180	1,985,595	15,897,000	(36,970)	15,860,030
Segments assets (excluding deferred tax assets)	5,566,128	5,222,381	3,101,716	21,180	1,979,528	15,890,933	(36,970)	15,853,963
Deferred tax assets	—	—	—	—	6,067	6,067		6,067
Investments accounted through equity method
Associates	—	38,370	—	—	55,209	93,579		93,579
Joint Ventures	—	—	172,321	—	27,218	199,539		199,539
Segment liabilities	140,243	194,282	425,116	8,466	7,722,508	8,490,615		8,490,615
Segment liabilities (excluding deferred tax liabilities)	140,243	194,282	425,116	8,466	6,362,321	7,130,428		7,130,428
Deferred tax liabilities	—	—	—	—	1,360,187	1,360,187		1,360,187

Geographical information on non-current assets
Chile	3,260,990	3,300,806	640,275	20,530	265,930	7,488,531	(3,440)	7,485,091
Foreign countries	1,596,632	1,350,467	1,408,923	—	87,536	4,443,558	—	4,443,558
Non-current assets, Total	4,857,623	4,651,273	2,049,198	20,530	353,466	11,932,089	(3,440)	11,928,649

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended December 31, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	498,279	414,534	482,150	640	(253,459)	1,142,144	—	1,142,144
Cash flows (used in) investing activities	(1,340,516)	(233,161)	(109,102)	(437)	4,361	(1,678,855)	—	(1,678,855)
Cash flows from (used in) Financing Activities	156,621	209,882	380,151	(78)	(690,372)	56,204	—	56,204
Net increase (decrease) in Cash and Cash Equivalents	(685,616)	391,255	753,199	125	(939,470)	(480,507)	—	(480,507)

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	751,617	226,167	296,213	6,712	(605,459)	675,250	—	675,250
Cash flows (used in) investing activities	(808,120)	(284,258)	(174,220)	(1,096)	(50,047)	(1,317,741)	—	(1,317,741)
Cash flows from (used in) Financing Activities	1,214,949	(28,703)	(10,124)	(67)	(31,035)	1,145,020	—	1,145,020
Net increase (decrease) in Cash and Cash Equivalents	1,158,446	(86,794)	111,869	5,549	(686,541)	502,529	—	502,529

Information required by geographic area:

	Geographical area
2020	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,573,641	379,200	414,622	829,497	333,104	132,248	4,662,312
Revenues from rendering of services	38,852	—	—	—	31,690	15	70,557

Revenues as of December 31, 2020	2,612,493	379,200	414,622	829,497	364,794	132,263	4,732,869

Non-current Assets at 12-31-2020 other than deferred tax	8,404,695	741,337	694,079	774,969	1,725,736	137,137	12,477,953

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,841,003	395,689	542,676	928,617	410,834	126,670	5,245,489
Revenues from rendering of services	54,921	—	—	—	28,731	73	83,725

Revenues as of December 31, 2019	2,895,924	395,689	542,676	928,617	439,565	126,743	5,329,214

Non-current Assets at 12-31-2019 other than deferred tax	7,480,456	781,693	947,265	832,570	1,724,698	155,900	11,922,582

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31- 2020	12-31- 2019
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	55,000	48,380
Prepayment to amortize (insurance and others)	16,671	17,965
Recoverable taxes (GST and others)	91,337	102,875
Other current non-financial assets	5,589	4,890
Total	168,597	174,110

	12-31- 2020	12-31- 2019
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	91,441	96,530
Guarantee values	3,605	4,442
Recoverable taxes	14,437	4,568
Other non-current non-financial assets	3,731	6,874
Total	113,214	112,414

	12-31- 2020	12-31- 2019
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	698	2,451
ICMS, PIS-COFINS and other tax payables—Brazil	24,997	18,195
Other tax payable	17,851	18,206
Other Current non-financial liabilities	1,184	1,213
Total	44,730	40,065

(1)	In late 2019, the Parent’s dividend policy was modified as disclosed in notes 1 and 26. Provision includes a minimum dividend of subsidiary minority.

	12-31- 2020	12-31- 2019
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable—Brazil	82,033	111,012
Other non-current non-financial liabilities	1,270	424
Total	83,303	111,436

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The Board of Directors agreed to modify the Company’s dividend policy established by the Board of Directors in Session No. 587 dated as of April 24, 2018, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

Therefore, as of December 31, 2020 there is no minimum dividend provision registered. In addition, the distributable net profit is a loss effect.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2020 and 2019:

	Distributable Net Profit
	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Net profit attributable to parent company	25,843	61,784
Adjustments:
Biological assets
Unrealized gains/losses	(183,927)	(153,497)
Realized gains/losses	208,064	197,891
Deferred income taxes	(4,684)	(10,630)
Total biological assets	19,453	33,764
Profit due bargain acquisition (net)	—	(21,674)

Total adjustments	19,453	12,090

Distributable Net Profit	45,296	73,874

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - December
	2020	2019
	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	25,843	61,784
Weighted average of number of shares	114,269,961	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	0.2262	0.5460

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. COVID-19

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. As of the date of this report, the virus has affected most nations, including Chile, Argentina, Brazil, Uruguay, Mexico, and the United States.

Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others.

In this complex scenario, it is important to highlight that, in March 2020, our industrial activities were declared as essential business by the authorities in most of the countries where we have operations. This has allowed us, as of the date of this report, to maintain the operational continuity in most of our industrial operations, helping to mitigate negative effects on the demand of some of our clients and products. We have implemented health and safety protocols for our workers both in industrial operations and in commercial offices. The measures adopted -such as social distancing, sanitation of the facilities, preventive testing, personnel transportation, home office, among others- are being continuously monitored so that workers have all the necessary protection for the performance of their functions.

Arauco’s commitment is not only with its workers, but also with the communities where we operate. In this regard, massive sanitation and fumigation programs have been developed in 177 communities that belong to 49 municipalities. Our subsidiary Bioforest has collaborated in the diagnosis of COVID-19, medical equipment has been donated and spaces have been enabled to be used as field hospitals or diagnostic areas, if required by the health authorities. The COVID-19 outbreak has not generated significant economic impacts on Arauco’s consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 28. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2020 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 645 held on March 5, 2021.

Subsequent to December 31, 2020 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

arauco Press Release 4Q 2020

4Q 2020 RESULTS Highlights For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. REVENUES US$1,352.9 million ARAUCO’s revenues reached US$1,352.9 million during the fourth quarter of 2020, a 12.5% increase compared to the US$1,202.0 million obtained during the third quarter of 2020 and a 12.5% increase compared to the fourth quarter of 2019. NET INCOME US$74.9 million ARAUCO’s net income was US$74.9 million, equivalent to a US$38.9 million increase when compared to the US$36.0 million obtained during the third quarter of 2020, and a US$166.9 million increase compared to the fourth quarter of 2019. ADJUSTED EBITDA US$380.8 million Adjusted EBITDA reached US$380.8 million, a 31.0% or US$90.1 million increase compared to the US$290.7 million obtained during the third quarter of 2020, and a 80.5% or US$169.8 million increase compared to the same period of 2019. NET DEBT TO EBITDA 4.8x Net Financial Debt increased by US$227.5 million or 4.6% compared to the last quarter. Net Financial Debt / LTM Adjusted EBITDA ratio reached 4.8x in this quarter, a decrease compared to 5.4x in the third quarter of 2020 and an increase compared to the 3.9x reached during the fourth quarter of 2019. CAPEX US$456.9 million CAPEX reached US$456.9 million during this quarter, stable when compared to the US$453.9 million from the third quarter of 2020.

4Q 2020 RESULTS ARAUCO´s net income for the fourth quarter 2020 was US$74.9 million, an increase of US$38.9 million compared to the third quarter of 2020. This is mainly explained by a significant 23.3% increase in revenues in our pulp segment, and also due to an increase in revenues coming from our wood products segment. Our Adjusted EBITDA was 31.0% higher than that of the third quarter, reaching US$380.8 million. The Adjusted EBITDA margin increased from 24.2% to 28.1% on a quarterly basis. Overview Net Financial Debt increased by US$227.5 million or 4.6% compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 4.8x, a decrease when compared to the 5.4x reached during the third quarter of 2020. In US$ Million Q4 2020 Q3 2020 Q4 2019 QoQ YoY YTD 2020 YTD 2019 YoY Acum Revenue 1,352.9 1,202.9 1,202.3 12.5% 12.5% 4,732.9 5,329.2 -11.2% Net income 74.9 36.0 -92.0 107.8% 181.4% 25.3 62.0 -59.2% Adjusted EBITDA 380.8 290.7 211.0 31.0% 80.4% 1,071.8 1,147.4 -6.6% Adjusted EBITDA Margin 28.1% 24.2% 17.6% 16.5% 60.4% 22.6% 21.5% 5.2% LTM Adj. EBITDA 1,071.8 902.1 1,147.4 18.8% -6.6% 1,071.8 1,147.4 -6.6% CAPEX 456.9 453.9 431.9 0.7% 5.8% 1,740.5 1,347.6 29.1% Net Financial Debt 5,129.2 4,901.7 4,489.8 4.6% 14.2% 5,129.2 4,489.8 14.2% Net Financial Debt / LTM Adj. EBITDA 4.8x 5.4x 3.9x -11.9% 22.3% 4.8x 3.9x 22.3% Adjusted EBITDA and EBITDA Margin (in US$ Million) 25.6% 25.4% 17.2% 17.6% 17.3% 19.6% 24.2% 28.1% 354.9 343.3 238.2 211.0 194.6 205.8 290.7 380.8 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 FY 2019 1,147.4 YTD 2020 1,071.8 2

4Q 2020 RESULTS Income Statement In US$ Million Q4 2020 Q3 2020 QoQ Revenues 1,352.9 1,202.9 12.5% Cost of sales (933.8) (867.9) 7.6% Distribution costs (145.9) (129.6) 12.6% Administrative expenses (133.7) (122.7) 9.0% Other income 108.2 52.8 105.0% Other expenses (41.5) (33.1) 25.1% Financial income 5.8 4.2 38.5% Financial costs (66.1) (64.4) 2.6% Share of profit (loss) of associates and joint ventures accounted for using equity method 1.5 1.3 14.8% Exchange rate differences (22.9) 13.9 265.0% Income before income tax 124.5 57.4 116.7% Income tax (49.6) (21.4) 131.8% Net income 74.9 36.0 107.8% 3

4Q 2020 RESULTS Revenues ARAUCO’s revenues reached US$1,352.9 million in the fourth quarter, an increase of 23.3% when compared to the previous quarter. This variation is mostly explained by higher revenues in our pulp division, due to a sales volume increase of 17.8% while average prices increased by 5.4%. Additionally, revenues for our wood products division increased by 8.3% or US$58.2 million. The following table shows a breakdown of our revenues by business segment: In US$ Million Q4 2020 Q3 2020 QoQ Pulp(*) 576.7 467.5 23.3% Wood Products(*) 757.5 699.3 8.3% Forestry 18.7 36.1 -48.1% Total 1,352.9 1,202.9 12.5% 4Q 2020 Revenue’s breakdown Forestry 1.4% Pulp (*) 42.6% wood products (*) 56.0% (*) Pulp and Wood products division sales include energy. 4

4Q 2020 RESULTS Cost of sales Increased by 7.6% or US$66.0 million compared to the third quarter of 2020. This is mostly explained by higher costs associated to timber and also depreciation and amortization. The increases in costs associated to timber, sawmill services and forestry labor are mostly associated to the sales volume increases both in our pulp and wood products divisions. In US$ Million Q4 2020 Q3 2020 QoQ Timber 237.5 216.0 10.0% Forestry labor costs 129.1 122.5 5.4% Depreciation and amortization 112.4 102.4 9.7% Depreciation for right of use 13.8 13.9 -1.2% Maintenance costs 57.9 55.2 5.0% Chemical costs 105.6 114.9 -8.1% Sawmill services 30.4 22.9 32.8% Other raw materials and indirect costs 90.8 87.1 4.3% Energy and fuel 48.2 41.4 16.3% Cost of electricity 7.7 7.3 5.3% Wage, salaries and severance indemnities 100.5 84.2 19.3% Cost of Sales 933.8 867.9 7.6% Administrative expenses Increased by 9.0% or US$11.1 million, when compared to the previous quarter, mainly due to an increase in donations partially offset by a decrease in insurance-related expenses. In US$ Million Q4 2020 Q3 2020 QoQ Wages, salaries and severance indemnities 53.5 53.0 1.0% Marketing, advertising, promotion and publications expenses 3.3 1.8 84.8% Insurance 5.4 7.1 -23.6% Depreciation and amortization 8.8 8.8 0.2% Depreciation for the right of use 1.8 2.0 -7.4% Computer services 8.3 7.3 14.5% Lease rentals (offices, warehouses and machinery) 1.4 0.8 63.5% Donations, contributions, scholarships 5.2 0.9 483.9% Fees (legal and technical advisories) 11.4 9.1 25.6% Property taxes, patents and municipality rights 4.8 5.0 -4.4% Other administration expenses 29.9 27.0 10.5% Administrative Expenses 133.7 122.7 9.0% 5

4Q 2020 RESULTS Distribution costs Distribution costs increased by 12.6%, or US$16.3 million. This was primarily because of higher freight costs associated to sales volume increase in our pulp and wood products divisions, as well as higher freight prices. In US$ Million Q4 2020 Q3 2020 QoQ Commissions 3.8 3.6 6.5% Insurance 0.7 0,6 4.5% Other selling costs 3.7 5.0 -25.6% Port services 12.1 11.1 8.2% Freight 115.6 97.1 19.0% Depreciation for the right of use 0.4 0.4 3.1% Other shipping and freight costs 9.6 11.7 -17.9% Distribution Costs 145.9 129.6 12.6% Other income Increased by 105.0% or US$55.4 million, mainly as a result of the sale of some land assets in our Brazilian operations. It is also partly explained by an increase in other operating results and an increase in gains from changes in fair value of biological assets. In US$ Million Q4 2020 Q3 2020 QoQ Gain from changes in fair value of biological assets 52.9 41.9 26.5% Net income from insurance compensation 0.6 0.3 131.3% Leases received 0.2 0.6 62.2% Gains on sales of assets 25.3 0.8 3,064.5% Tax recovery 2.2 - N/A Other operating results 22.6 9.2 145.2% Government Subsidies 4.2 - N/A Other Income 108.2 52.8 105.0% 6

4Q 2020 RESULTS Other expenses Increased by 25.1% or US$8.3 million when compared to the third quarter of 2020. This is mostly explained by a decrease during the past quarter in impairment provisions of property, plant and equipment and other expenses associated with the Line 1 of our Arauco mill, which will cease its operations once the MAPA project is completed. This was partially offset by a decrease in loss and repair of assets. In US$ Million Q4 2020 Q3 2020 QoQ Legal payments 2.1 1.0 123.9% Impairment provision property, plant and equipment and others 13.5 0.8 1,500.1% Operating expenses related to plant stoppages 2.4 2.7 -10.5% Project expenses 5.0 4.0 26.5% Loss (gain) from asset sales 2.5 4.0 -38.8% Loss and repair of assets (0.9) 1.1 -182% Loss of forests 2.3 14.0 -83.2% Other taxes 4.5 3.6 24.3% Research and development expenses 0.9 0.8 12.8% Other expenses (donations, repayments insurance) 9.1 1.2 678.1% Other expenses 41.5 33.1 25.1% Foreign exchange differences Showed a net loss of US$22.9 million, a US$36.8 million decrease when compared to the third quarter that ended with a US$13.9 million gain. The main significant effects are given by the variation of the currencies of the countries where we have industrial operations. We also had during the past quarter some accounting reclassifications which improved the results during such quarter. Income tax For the fourth quarter, income tax reached US$49.6 million, US$70.9 million higher than the US$21.4 million gain of the previous quarter. This is mainly explained by this quarter’s positive income before tax. 7

4Q 2020 RESULTS Adjusted EBITDA Adjusted EBITDA for the fourth quarter of 2020 was US$380.8 million, a 31.0% or US$90.1 million increase when compared to the previous quarter. In terms of Adjusted EBITDA by business segment, the most significant variation was given by our wood products division with a 39.9% or US$56.3 million increase QoQ, mainly explained by an increase in sales volume. The Adjusted EBITDA of our pulp division increased by 16.9%, while that of our forestry division increased by 37.8%. In US$ Million Q4 2020 Q3 2020 Q4 2019 QoQ YoY Net Income 74.9 36.0 (92.0) 107.8% 181.4% Financial costs 66.1 64.4 80.9 2.6% -18.3% Financial income (5.8) (4.2) (10.3) 38.5% -43.8% Income tax 49.6 21.4 (36.1) 131.8% 237.3% EBIT 184.8 117.7 (57.4) 57.0% 422.0% Depreciation & amortization 137.4 127.8 132.5 7.5% 3.7% EBITDA 322.2 245.5 75.1 31.2% 329.2% Fair value cost of timber harvested 74.4 85.8 78.7 -13.3% -5.4% Gain from changes in fair value of biological assets (52.9) (41.9) (44.2) 26.5% 19.8% Exchange rate differences 22.9 (13.9) 13.0 265.0% 76.4% Others (*) 14.2 15.2 88.5 -6.5% -83.9% Adjusted EBITDA 380.8 290.7 211.0 31.0% 80.4% (*) Includes provision from forestry fires and provisions from property, plants and equipment, and others. Adjusted EBITDA variation by business segment (in US$ million) 17.5 56.3 25.6 (9.3) 290.7 380.8 Q3 2020 Pulp Wood Products Forestry Consolidation Adj. & others Q4 2020 8

4Q 2020 RESULTS Forestry Business The Adjusted EBITDA for our forestry business was US$93.2 million for the fourth quarter, which translates to a US$25.6 million increase compared to the previous quarter. 69 Q1 2019 56 Q2 2019 55 Q3 2019 72 Q4 2019 71 Q1 2020 72 Q2 2020 68 Q3 2020 93 Q4 2020 The production during the fourth quarter was 5.1 million m3, 8.5% higher compared to the previous quarter. Sales volume increased slightly reaching 7.9 million m3. Production, Purchase and Sales Volume (in thousand m3) 7,715 2,634 5,081 Q4 2019 7,434 6,570 2,090 4,480 Q3 2020 7,462 7,488 2,628 4,859 Q4 2020 7,931 Production Purchases Sales 9

4Q 2020 RESULTS Pulp Business The fourth quarter of 2020 was the best of the year in terms of price and sales volume. During this quarter there was a recovery in the P&W industry despite mobility restrictions implemented in some countries as a result of the COVID-19 pandemic. The tissue market remained relatively stable, with no increases in consumption of household tissue products such as those seen during the first half of the year. The decrease in supply coming from other pulp producers due to maintenance stoppages and COVID-19 also reflected positively in the market. Pulp inventories for short and long fiber decreased-between September and November- by 4 and 6 days respectively. Additionally, delays in pulp shipments and container shortages implied an increase in the logistic costs for some pulp producers. Global Pulp Demand Change North America 6.6% West Europe -6.7% China 5.4% Others 6.0% Total 2.6% Last 10 months, Apr-Jan 2020 and 2021 Source: World-20 Bleached Chemical Pulp Demand. Hawkins Wright Report In China, while the tissue market was relatively stable, the P&W industry saw an increase in demand during the last quarter and producers in this market have managed to increase prices. The demand for packaging paper products was strong, which has led to price increases for our long fiber pulp. Long fiber pulp prices increased during the quarter by approximately 10%. Short fiber pulp price increases compensated the decreases seen during the third quarter. The spread between long and short fiber continued to widen, ending the year slightly over US $ 150. In Europe, mobility restrictions reappeared in some countries due to an increase in COVID-19 cases. In spite of that, the P&W and packaging industries improved as a result of lower stocks in supply chains and lower imports of paper products from other regions. Pulp prices remained stable during the quarter. Regarding dissolving pulp, sales and tests with clients began during the third quarter. During this quarter, we have been qualifying it at an industrial level, sales normalized, and we managed to reach market prices and implement price increases equivalent to the rest of the market. Prices increased by 21%. Production in the fourth quarter of 2020 increased by 8% compared to the same period of the previous year but decreased on a quarterly basis. Production and Sales Volume (In thousand tonnes) 856 902 Q4 2019 980 888 Q3 2020 925 1.046 Q4 2020 Production Sales 10

4Q 2020 RESULTS The Adjusted EBITDA for our pulp business reached US$121.6 million during this quarter, which translates to a 16.9% or US$17.5 million decrease compared to the third quarter of 2020. Pulp EBITDA Mg reached 21.1%, 1.2% lower than the previous quarter. 37.9% 247 Q1 2019 33.9% 198 Q2 2019 24.3% 148 Q3 2019 12.9% 68 Q4 2019 17.8% 80 Q1 2020 19.2% 96 Q2 2020 22.3% 104 Q3 2020 21.1% 122 Q4 2020 Adjusted EBITDA EBITDA Mg Days of Stoppages Mill 2020 2021 4Q 1Q 2Q 3Q 4Q Arauco - Line 1 11 Arauco - Line 2 20 Constitución 22 35 Licancel 10 Nueva Aldea 15 Valdivia 9 Alto Paraná 12 24 Montes del Plata 15 Maintenance Stoppages: Finished Planned 11

4Q 2020 RESULTS Wood Products Business (1) Includes PB, MDF, OSB, HB, Composite Panels and Retail Panels. (2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets. Note: Sales include trading Panels Revenues increased when compared to the third quarter, mainly as a result of a 3.8% increase in average prices, partially offset by a 1.1% decrease in sales volume. During the fourth quarter we saw an increase in demand, continuing the trend seen during the previous quarter. This is mainly due to a decrease in mobility restrictive measures related to the pandemic. Additionally, there have been consumption-encouraging measures by the governments of some of the countries where we conduct our business activities. Production and Sales Volume: Panels (1) (In thousand m3) 1,546 1,476 Q4 2019 1,466 1,560 Q3 2020 1,565 1,543 Q4 2020 Production Sales Sawn timber During the fourth quarter sales volume increased by 11.9%. Average prices also increased by 4.5%. The demand for sawn timber and remanufactured wood products increased during the quarter. For the latter and in the US market, the results have been positive, especially due to a strong retail channel and to the recovery of construction, repair and remodeling sectors. On the supply side, some of our competitors in the US were suffering from tariff issues. This supply deficit allowed us to continue observing market improvements. Production and Sales Volume: Sawn Timber (2) (In thousand m3) 608 523 Q4 2019 608 598 Q3 2020 690 675 Q4 2020 Production Sales Plywood Sales volume increased by 7.3% during the fourth quarter. This is mainly explained by an increase in demand in markets such as the US, Europe and Oceania, and logistic complications of our competitors due to the pandemic. Average prices increased by 9.0% on a quarterly basis. Production and Sales Volume: Plywood (In thousand m3) 118 131 Q4 2019 151 132 Q3 2020 149 141 Q4 2020 Production Sales 12

4Q 2020 RESULTS Adjusted EBITDA for our wood products business reached US$197.4 million during the fourth quarter of 2020, which translates to a 39.9% or US$56.3 million increase, compared to the previous quarter. Wood products EBITDA Mg was 26.1%, significantly higher than the 20.2% reached during the third quarter. 66 9.4% Q1 2019 85 11.6% Q2 2019 62 8.4% Q3 2019 73 11.3% Q4 2019 65 10.1% Q1 2020 67 12.9% Q2 2020 141 20.2% Q3 2020 197 26.1% Q4 2020 Adjusted EBITDA EBITDA Mg 13

4Q 2020 RESULTS Capital Expenditures During this quarter, capital expenditures(*) reached US$456.9 million, US$3.0 million higher than the previous quarter. The biggest single item in CAPEX-related expenditures during the quarter were those related to the MAPA project. These expenditures reached approximately US$262.9 million. US$ Million Q4 2020 Q3 2020 Q4 2019 YTD 2020 YTD 2019 Cash flow used to obtain control of subsidiaries or other businesses 4.1 - 101.5 4.1 171.2 Cash flow used to purchase in associates 0.1 0.0 (0.4) 15.4 0.1 Purchase and sale of property, plant and equipment 400.8 417.6 347.9 1,501.3 1,000.4 Purchase and sale of intangible assets (2.3) 3.1 16.8 12.4 32.0 Purchase of other long-term assets 54.2 33.2 70.1 207.4 247.8 Total CAPEX (*) 456.9 453.9 431.9 1,740.5 1.347.6 (*) On a cash basis. 14

4Q 2020 RESULTS Free Cash Flow During the fourth quarter, free cash flow decreased by US$415.4 million compared to the previous quarter, ending with a deficit of US$79.7 million. Cash provided by operating activities decreased by US$212.3 million mainly due to a decrease in other cash inflows and working capital variation. Cash used in investment activities decreased by US$37.7 million. Cash from financing activities decreased by US$266.3 mainly due to last quarter’s capital injection of US$250.0 million. US$ Million Q4 2020 Q3 2020 Q4 2019 Adjusted EBITDA 380.8 290.7 211.0 Working Capital Variation (14.7) 76.7 121.4 Interest paid and received (80.4) (44.9) (95.7) Income tax received (paid) (17.6) 8.7 (56.4) Other cash inflows (outflows) 72.2 221.4 (11.0) Cash from Operations 340.3 552.6 169.4 Capex (*) (456.9) (453.9) (431.9) Proceeds from investment activities 42.6 2.4 5.3 Other inflows of cash, net 2.1 1.6 0.1 Cash from (used in) Investment Activities (412.2) (449.9) (426.5) Dividends paid (0.6) (0.3) - Other inflows of cash, net (**) (22.6) 234.4 (23.9) Cash from (used in) Financing Activities - Net of Proceeds and Repayments (23.2) 234.1 (23.9) Effect of exchange rate changes on cash and cash equivalents 15.4 (1.0) (4.9) Free Cash Flow (79.7) 335.8 (286.0) (*) On a cash basis. (**) Includes capital injection of US$250.0 million. Net Debt Variation Q4 2020 – Q3 2020 (in US$ million) 79.7 147.9 2.3 (2.3) 4,901.7 5,129.2 Net Debt Q3 20 Free Cash Flow ECA Direct Payments Exchange rate/inflation variation Accrued interest variation Others* Net Debt Q4 20 (*) The total amount corresponds to leasing variation. 15

4Q 2020 RESULTS Financial Debt and Cash ARAUCO’s total financial debt as of December 31, 2020 reached US$6,194.0 million, an increase of 2.1% or US$129.6 million when compared to September 30, 2020. Our consolidated net financial debt increased 4.6% or US$227.5 million when compared with September 2020, while cash and cash equivalents decreased by US$97.9 million. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 4.8x, which compares to the 5.4x in the last quarter. In US$ Million Dec 2020 Sep 2020 Dec 2019 Short term financial debt 370.0 335.5 529.2 Long term financial debt 5,824.0 5,728.8 5,520.6 TOTAL FINANCIAL 6,194.0 6,064.4 6,049.8 DEBT Cash and cash equivalents 1,064.7 1,162.7 1,562.4 NET FINANCIAL DEBT 5,129.2 4,901.7 4,487.4 LTM Adjusted EBITDA 1,071.8 902.1 1,147.4 Net Financial Debt and Leverage (In US$ Million) 2.3x 2.9x 3.3x 3.9x 4.9x 5.9x 5.4x 4.8x 4,017.8 4,454.8 4,253.2 4,489.8 4,817.2 5,050.0 4,901.7 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Debt by Currency Other Currencies 11% UF (*) swapped to U.S. Dollar 19% U.S. Dollar 70% Debt by Instrument Leasing 3% Banks 21% Bonds 76% (*) UF is a Chilean monetary unit indexed to inflation. 16

Cash Our cash position was US$1,064.7 million at the end of the fourth quarter, which translates to a 8.5% decrease equivalent to US$98.6 million when compared to the end of the third quarter of 2020. Cash provided by operational activities decreased by US$212.3 million, mainly due to an increase in payments of suppliers and personnel, yet partially offset by an increase in cash receipts from sales. Cash provided in investment activities decreased US$37.7 million. Cash provided by financing activities increased by US$127.5 mainly due to lower repayment of borrowings, because of the amortization of a local bond during the past quarter. In terms of liquidity, and additionally to our cash position, the Company has a committed credit facility for a total amount of US$375 million, which as of the date of this report hasn’t been withdrawn. This facility is due in February 2025. Cash by Currency others 0% U.S. Dollar 73% Brazilian Real 12% Argentinean Peso 6% Chilean Peso 5% Mexican Peso 4% Cash by Instrument Overnight Accounts 33% Time Deposits 48% Money market Funds 19% Financial Debt Profile For 2021 bank and bond obligations (which includes accrued interest) sum up US$370.0 million. Bank obligations include the following maturities: US$215.4 million in bank loans and US$63.6 million in leasing. Bond obligations for the remainder of the year sum up US$90.9 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds. Debt Amortization Profile as of December 31, 2020 (In US$ Million) 370 374 400 825 116 316 603 229 600 515 1,829 91 170 44 540 44 244 534 163 535 513 279 205 355 285 72 71 69 66 65 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 & thereafter Bank Loans Bonds 17

4Q 2020 RESULTS Fourth Quarter Subsequent Events and News THE WORLD´S FIRST CERTIFIED CARBON NEUTRAL FORESTRY COMPANY During September 2020, Deloitte officially validated our carbon neutrality for 2018 by using Deloitte Neutrality Protocol guidelines. Our carbon footprint emission is captured by our native forests, our forest plantations and carbon stored in products. A significant and real contribution to fight the climate crisis. Price Waterhouse Coopers audited the entire estimation process of captures and storage in forestry products. ARAUCO is the first company to successfully apply this protocol. Deloitte pwc NET EMISSIONS -2.59 MMTCO2 ARAUCO achieved neutrality in 2018, generating a surplus of 2,599,753 tons of CO2e. Captures Carbon Footprint (Scope 1, 2 and 3) +Fire Emissions -6.93MMtCO2 Emissions 4.33MMtCO2 Native Forests, forest plantations and carbon stored in products 18

4Q 2020 RESULTS Fourth Quarter Subsequent Events and News COVID-19 update During March 2020, our industrial activities were declared as essential businesses by the authorities in most of the countries where we have operations. Our strategy strictly follows the guidelines issued by the health authorities, and is based on three basic principles: testing, tracking and isolating. We have implemented enhanced health and safety protocols in all our facilities in order to prevent COVID-19 contagions. These include social distancing, body temperature measurement, home office policies, limiting the number of people in meetings, preventive testing, increasing workplace sanitation frequency, suspending domestic and international travels, among others. We have also requested our contractors, including those of the MAPA project, to take similar measures. These efforts have been further extended to support local communities and hospitals with medical devices and a wide range of sanitary and health related actions. Capital Increase update On May 19, 2020, ARAUCO’s Shareholders’ Meeting approved the proposal of the Board of Directors to increase the capital of ARAUCO, up to a maximum amount of US$700 million. Of the total amount approved, US$250 million were paid during September 2020, while the remaining US$450 million could be paid during the course of 2021, depending on the resources required in that year. The capital increase would aim to strengthen ARAUCO’s financial position which has been affected by ongoing and past projects, trade tensions between China and the US, and the decrease in the demand of products that has been observed worldwide as a result of the COVID-19 pandemic. MAPA Project update MAPA Project progress as of the end of January 2021 was 74.6%. We have already received the main equipment and parts to complete the project, and the construction and assembly of equipment continues. In July 2020 we started to implement a strategy of active search of COVID-19 contagions. There are 5 test centers on site with a capacity of performing up to 2,000 PCR exams per day, and with the ability of delivering test results in a matter of hours. This new system was inspected by local health authorities. To date, more than 170,000 PCR tests have been applied to workers of the project, with a positivity rate significantly lower than the national average informed by the Health Ministry in the daily COVID-19 report. The government has authorized construction projects -such as MAPA- to continue even in quarantined zones, using defined procedures and notifications including complying with robust and strict sanitary standards (most of which have been in place in the Project since March 2020). Building on the COVID-19 pandemic conditions has meant a great challenge. In coordination with our contractors and subcontractors, we have taken action and enacted measures by generating protocols and reorganizing MAPA Project work systems. We estimate that the startup will take place at the beginning of the fourth quarter of 2021. At that point the existing eucalyptus line (Line 1) will be permanently shut down in accordance with the environmental permit. Forest Fires During this season, and as of the 26th of February, there have been 483 hectares affected in 1,524 fires. This compares to the 2,035 hectares affected in 1,562 fires that, as of the same date, we had during the past season. During this season we have dropped more than 12,300 loads of water over fires occurring both within our forestry assets and on land owned by third parties. 19

4Q 2020 RESULTS UPCOMING EVENTS 4Q 2020 RESULTS CONFERENCE CALL Thursday, March 11, 2021 10:00 Santiago Time 8:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Marcelo Reyes Intveen Investor Relations marcelo.reyes@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl 20

4Q 2020 RESULTS Financial Statements Income Statement In US$ Million Q4 2020 Q3 2020 Q4 2020 YTD 2020 YTD 2019 Revenues 1,352.9 1,202.9 1,202.3 4,732.9 5,329.2 Cost of sales (933.8) (867.9) (950.2) (3,445.3) (3,910.4) Gross profit 419.1 335.1 252.1 1,287.6 1,418.8 Other income 108.2 52.8 58.8 283.8 232.4 Distribution costs (145.9) (129.6) (138.3) (535.7) (586.9) Administrative expenses (133.7) (122.7) (126.1) (510.1) (554.0) Other expenses (41.5) (33.1) (116.5) (182.9) (203.7) Financial income 5.8 4.2 10.3 29.4 32.6 Financial costs (66.1) (64.4) (80.9) (268.2) (273.6) Share of profit (loss) of associates and joint ventures accounted for using equity method 1.5 1.3 3.9 2.3 7.8 Other income (loss) 0.0 0.0 21.7 0.0 21.7 Exchange rate differences (22.9) 13.9 (13.0) (39.1) (32.5) Income before income tax 124.5 57.4 (128.1) 67.2 62.5 Income tax (49.6) (21.4) 36.1 (41.8) (0.5) Net income 74.9 36.0 (92.0) 25.3 62.0 Profit attributable to parent company 75.2 36.2 (91.9) 25.8 61.8 Profit attributable to non-parent company (0.3) (0.1) (0.1) (0.5) 0.2 21

4Q 2020 RESULTS Balance Sheet In US$ Million 31-12-2020 30-09-2020 31-12-2019 Cash and cash equivalents 1,064.7 1,162.7 1,560.0 Other financial current assets 1.8 12.7 3.4 Other current non-financial assets 168.6 153.2 174.1 Trade and other receivables-net 737.4 629.8 642.3 Related party receivables 6.3 8.1 17.5 Inventories 938.3 998.7 1,053.9 Biological assets, current 302.7 270.3 275.8 Tax assets 320.7 149.2 200.0 Non-Current Assets classified as held for sale 3.9 3.9 4.4 Total Current Assets 3,544.3 3,388.6 3,931.4 Other non-current financial assets 29.0 1.0 9.4 Other non-current and non-financial assets 113.2 122.3 112.4 Non-current receivables 16.6 6.7 9.5 Investments accounted through equity method 316.9 298.4 293.1 Intangible assets 102.1 97.9 106.3 Goodwill 59.6 58.1 65.8 Property, plant and equipment 8,544.4 8,314.7 7,932.6 Biological assets, non-current 3,296.1 3,300.2 3,393.6 Deferred tax assets 6.0 7.0 6.1 Total Non-Current Assets 12,484.0 12,206.2 11,928.6 TOTAL ASSETS 16,028.3 15,594.8 15,860.0 Other financial liabilities, current 370.8 338.0 530.1 Trade and other payables 626.5 596.4 673.1 Related party payables 3.7 3.2 8.9 Other provisions, current 0.4 0.3 1.3 Tax liabilities 44.7 23.5 2.2 Current provision for employee benefits 6.8 5.9 6.0 Other non-financial liabilities, current 44.7 39.3 40.1 Total Current Liabilities 1,097.6 1,006.6 1,261.5 Other non-current financial liabilities 5,862.8 5,914.2 5,654.0 Trade and Other payables non-current 0.0 0.0 2.2 Other provisions, non-current 30.5 30.1 31.8 Deferred tax liabilities 1,463.9 1,270.9 1,360.2 Non-current provision for employee benefits 74.6 68.5 69.5 Other non-financial liabilities, non-current 83.3 76.3 111.4 Total Non-Current Liabilities 7,515.1 7,359.9 7,229.1 Non-parent participation 30.9 29.6 35.0 Net equity attributable to parent company 7,384.7 7,198.7 7,334.4 TOTAL LIABILITIES AND EQUITY 16,028.3 15,594.8 15,860.0 22

4Q 2020 RESULTS Cash Flow Statement US$ Million Q4 2020 Q3 2020 Q4 2019 YTD 2020 YTD 2019 Receipts from sales of goods and rendering of services 1,370.9 1,242.0 1,450.8 4,899.0 5,944.3 Other cash receipts (payments) 125.8 145.6 78.2 467.2 288.6 Payments of suppliers and personnel (less) (1,061.4) (799.2) (1,206.1) (3,996.4) (4,986.8) Interest paid and received (80.4) (44.9) (95.7) (247.6) (234.7) Income tax paid (17.6) 8.7 (56.4) 18.7 (329.9) Other (outflows) inflows of cash, net 3.1 0.4 (1.4) 1.3 (6.2) Net Cash Provided by (Used in) Operating Activities 340.3 552.6 169.4 1,142.1 675.2 Capital Expenditures (456.9) (453.9) (431.9) (1,740.5) (1,347.6) Other investment cash flows 44.7 4.0 5.4 61.6 29.9 Net Cash Provided by (Used in) Investing Activities (412.2) (449.9) (426.5) (1,678.9) (1,317.7) Proceeds from borrowings 22.3 11.0 996.2 412.1 2,142.4 Repayments of borrowings (40.5) (414.1) (292.5) (520.5) (723.7) Dividends paid (0.6) (0.3) 0.0 (1.0) (182.1) Other inflows of cash, net (22.6) 234.4 (23.9) 165.6 (91.7) Net Cash Provided by (Used in) Financing Activities (41.5) (169.0) 679.8 56.2 1,145.0 Total Cash Inflow (Outflow) of the Period (113.4) (66.3) 422.6 (480.5) 502.5 Effect of exchange rate changes on cash and cash equivalents 15.4 (1.0) (4.9) (14.8) (18.5) Cash and Cash equivalents at beginning of the period 1,162.7 1,230.0 1,142.2 1,560.0 1,075.9 Cash and Cash Equivalents at end of the Period 1,064.7 1,162.7 1,560.0 1,064.7 1,560.0 23

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 31, 2021	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer